                                                  Filed pursuant to rule 424B1
                                                  Registration No. 333-24953


                                6,613,494 SHARES

                           HANOVER COMPRESSOR COMPANY

                                  COMMON STOCK
[HANOVER LOGO]            (PAR VALUE $.001 PER SHARE)

                             ---------------------

     Of the 6,613,494 shares of Common Stock offered hereby, 4,166,667 shares are being sold by the Company and 2,446,827 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any proceeds from the sale of shares being sold by the Selling Stockholders.

     Prior to this offering, there has been no public market for the Common Stock of the Company. For factors considered in determining the initial public offering price, see "Underwriting".

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

     The Common Stock has been approved for listing, subject to notice of issuance, on the New York Stock Exchange under the symbol "HC".

                             ---------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                             INITIAL PUBLIC          UNDERWRITING           PROCEEDS TO        PROCEEDS TO SELLING
                             OFFERING PRICE          DISCOUNT(1)             COMPANY(2)            STOCKHOLDERS
                             --------------          ------------           -----------        -------------------
Per Share...............         $19.50                 $1.32                  $18.18                 $18.18
Total(3)................      $128,963,000            $8,730,000            $75,750,000            $44,483,000

---------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $1,000,000 payable by the Company. The Company has agreed to pay the expenses of the Selling Stockholders, other than underwriting discounts and commissions.

(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 992,024 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount, proceeds to Company and proceeds to Selling Stockholders will be $148,308,000, $10,039,000, $93,786,000 and $44,483,000, respectively. See "Underwriting".
                             ---------------------

     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on or about July 7, 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                            CREDIT SUISSE FIRST BOSTON
                                                  SALOMON BROTHERS INC
                             ---------------------
                  The date of this Prospectus is June 30, 1997

                        [INSERT GRAPHICS AS DETERMINED]

  2,225 HORSEPOWER COMPRESSION UNIT BEING FABRICATED FOR OFFSHORE APPLICATION

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, (i) references to the Company include Hanover Compressor Company and its subsidiaries and (ii) all references to the number of shares of common stock, par value $.001 per share, of the Company ("Common Stock") and per share amounts assume that the Underwriters' over-allotment option is not exercised and reflect a 158 for 1 stock split of the Common Stock effected on June 24, 1997 prior to the offering of Common Stock made hereby (the "Offering"). See "Description of Capital Stock".

                                  THE COMPANY

     Hanover Compressor Company ("Hanover" or the "Company") is a leading provider of a broad array of natural gas compression rental, operations and maintenance services in the United States and select international markets. As of March 31, 1997, the Company had a fleet of 1,653 compression rental units with an aggregate capacity of 604,639 horsepower. Hanover's compression services are complemented by its compressor and oil and gas production equipment fabrication operations, which broaden its customer relationships both domestically and internationally.

     Through internal growth and a series of strategic acquisitions, the Company believes it is the largest operator of rental compression horsepower capacity in the United States, controlling an estimated 20% of the domestic rental market with 1,601 rental units having an aggregate capacity of approximately 535,000 horsepower at March 31, 1997. Internationally, the Company estimates it is one of the largest providers of compression services in the rapidly growing South American market, primarily in Argentina and Venezuela, operating 52 units with approximately 70,000 horsepower at March 31, 1997. In order to continue its international expansion, Hanover recently entered into a series of agreements with Wartsila Diesel International Ltd., OY ("Wartsila"), a leading global manufacturer of large horsepower engines, providing for, among other things, the fabrication and the right to exclusively market in select regions worldwide, Wartsila powered gas compression packages ranging from 1,400 to 7,850 horsepower.

     The Company's products and services are essential to the production, transportation, processing and storage of natural gas and are provided primarily to energy producers and processors. The Company's decentralized operating structure, technically experienced personnel and high quality compressor fleet, allow Hanover to successfully provide superior, reliable and timely customer service. As a result, Hanover has experienced substantial growth over the past five years and has developed and maintained a number of long-term customer relationships. This success has enabled Hanover to maintain an average horsepower utilization rate of approximately 95% over the last five years in comparison to an industry average estimated by the Company to be approximately 83%.

                              INDUSTRY CONDITIONS

     Hanover currently competes primarily in the transportable natural gas compression market for units of up to 4,450 horsepower. This market, which includes rental and owner operated units, accounts for approximately 12 million horsepower in the United States and is believed to have grown between 6-10% per annum over the last five years. The Company estimates that the growth in the domestic gas compression market will continue due to the increased consumption of natural gas, the continued aging of the natural gas reserve base and the attendant decline of wellhead pressures and the discovery of new reserves.

     The rental portion of the domestic gas compression market is currently estimated to comprise only 25% of the aggregate U.S. horsepower, having grown at an estimated rate of 13% per annum since 1992. Growth of rental compression capacity in the U.S. market is primarily driven by the increasing trend toward outsourcing by energy producers and processors. Outsourcing provides the customer greater financial and operating flexibility by minimizing the customer's investment in equipment and enabling the customer to more efficiently resize compression units to meet the changing needs of the well, pipeline or processing plant. In addition, outsourcing typically provides the customer with more timely and technically proficient service and necessary maintenance which often reduces operating costs. Internationally, the Company estimates similar growth opportunities for compressor rental and sales due to
(i) increased worldwide energy consumption, (ii) implementation of international environmental and conservation laws preventing the flaring of natural gas, and
(iii) increased outsourcing by energy producers and processors.

                                GROWTH STRATEGY

     Since 1992, Hanover has aggressively expanded its operations. Revenues have increased from $33.1 million in 1992 to $136.0 million in 1996, while earnings before interest, taxes, depreciation and amortization ("EBITDA") have increased from $7.3 million in 1992 to $44.5 million in 1996. During the same period, net income has grown from $1.0 million to $10.4 million.

     Key elements of the Company's growth strategy include:

    DELIVERING A COMPREHENSIVE RANGE OF SERVICES AND PRODUCTS

      Hanover's core business provides a broad array of compression services designed to meet specific customer operating, technical and financial requirements. The Company offers its customers a full range of compressor rental, maintenance and contract compression services, together with the engineering, installation and field support necessary for cost-effective operation. As of March 31, 1997, Hanover owned and operated a diversified fleet of 1,653 gas compression rental units ranging in size from 25 to 2,650 horsepower. In this regard, management has pursued strategies that have significantly increased the average horsepower of Hanover's fleet over the past five years, and expects to continue to increase the average horsepower of its fleet. Larger horsepower applications generally require greater technical expertise and capital resources than smaller horsepower applications, which, the Company believes, enhance its competitive advantage.

      Hanover's compressor and oil and gas production equipment fabrication divisions design, engineer and assemble a fleet of larger natural gas compression units, and oil and gas production equipment, respectively, for timely delivery into the rental or sales markets. The Company's participation in the fabrication of compression units and oil and gas production equipment has broadened its customer relationships both domestically and internationally, enhancing its opportunities to increase its compression services business.

    PROMOTING INTERNAL GROWTH THROUGH A DECENTRALIZED STRUCTURE

      Hanover utilizes a decentralized management and operational structure to provide superior customer service in a relationship driven, service intensive industry. The Company's regionally based network, including maintenance and refurbishment facilities, enables it to maintain superior maintenance levels and response times, critical performance criteria which contribute to one of the highest fleet utilization rates in the industry. Local presence, experience and an in-depth knowledge of customers' operating needs and growth plans provide the Company with significant competitive advantages and internally-driven market share growth. In order to maintain this regional strength and to create incentives to attract and motivate an entrepreneurial, highly experienced management team and sales force, Hanover has implemented an equity ownership program pursuant to which approximately 100 members of the management and sales force have purchased over time approximately 14.7% of the Company's Common Stock (on a fully diluted basis before the Offering). See "Stock Option and Purchase Plans".

    PARTICIPATING IN INDUSTRY CONSOLIDATION

      The compression services industry has undergone significant change and consolidation over the past five years as energy producers and processors increasingly seek out suppliers possessing the requisite resources to meet their needs. Since mid-1993, the Company estimates that over 33% of the domestic compression rental fleet capacity has changed ownership. Hanover has been an active participant in this trend, having completed 10 major acquisitions for an aggregate consideration of approximately $109 million, adding 215,555 total horsepower and 623 compressor units to the Company's fleet through March 31, 1997. Hanover's strategy has been to utilize its decentralized structure and equity incentives to retain local management teams in order to capitalize on existing experience and customer relationships. Efficient integration of these acquisitions has permitted Hanover to accelerate the growth of the acquired businesses and expand the range of services offered. The Company plans to continue to pursue the acquisition of other companies, assets and product lines that either complement or expand its existing business.

    CAPITALIZING ON SELECT INTERNATIONAL OPPORTUNITIES

      The expanding international demand for energy is creating a growing market for natural gas compression services. While Hanover's primary market has historically been the natural gas producing basins in the United States, it has entered select international markets that management believes offer attractive long-term growth opportunities. The Company, through acquisitions and internal growth, believes it is one of the largest providers of compression services in the rapidly growing South American market, primarily in Argentina and Venezuela, operating in the aggregate over 70,000 horsepower at March 31, 1997. The Company's internationally generated rental and maintenance revenues have increased from $3.1 million in 1995 to $11.2 million in 1996 and, based on existing and recently awarded contracts, are expected to increase substantially in 1997 and 1998.

      Hanover estimates that only a small portion of the total gas compression market in South America is served by rental units but believes that large gas producers in the region will increasingly outsource their compression needs. In order to expand its presence in the South American market, the Company successfully utilizes local partners as well as its relationships with international energy companies such as Enron Capital and Trade Resources Corp. ("ECT"), the beneficial owner of approximately 12% of the Company's Common Stock. Furthermore, the Company also actively markets its compression fabrication services and production equipment worldwide, currently selling its compressors into China and Egypt and its production equipment into Canada, China, Mexico, the Middle East, South America and Russia.

      In order to access additional international growth opportunities and to broaden its product offerings, the Company has executed a series of agreements with Wartsila, providing for, among other things, the fabrication of Wartsila powered gas compression packages in Europe and the rental and sale of such units worldwide. Management believes that its alliance with Wartsila, pursuant to which Hanover will become the exclusive distributor in the Americas (excluding Canada) of engines ranging from 1,400 to 7,850 horsepower, will permit the Company to expand its product offerings and services.

    EXPANDING ITS CUSTOMER BASE THROUGH THE ACQUISITION AND LEASEBACK OF COMPRESSORS

      The Company estimates that United States energy producers, transporters and processors directly own and operate approximately nine million horsepower of transportable compression units of the type fabricated and leased by Hanover. This amount represents approximately 75% of the total U.S. transportable compression market. Recently, many major oil and gas companies have been divesting domestic energy reserves to independent energy producers who more frequently outsource their compressor needs in order to reduce operating costs. The Company offers these and other energy industry participants the opportunity to outsource their operations and reallocate capital to core activities through its acquisition and leaseback program, whereby the Company purchases in-place compression equipment at market value and leases the equipment back to the former owner under long-term operating and maintenance contracts. Through March 31, 1997, the Company has consummated 30 acquisition and leaseback transactions, pursuant to which it has leased compression units totalling 53,193 horsepower. Hanover believes that this strategy, together with its success in subsequently expanding upon these relationships, will promote opportunities to provide such services to other energy industry participants.

                             COMPRESSOR RENTAL FEET

     The size and horsepower of the Company's compressor rental fleet on March 31, 1997 is summarized in the following table.

   RANGE OF
  HORSEPOWER  NUMBER OF   AGGREGATE
   PER UNIT     UNITS     HORSEPOWER
  ----------  ---------   ----------
  0-99            581       35,429
  100-199         339       47,272
  200-499         321       96,377
  500-799         124       76,283
  800-1199        153      150,186
  1200-2699       135      199,092
                -----      -------
  TOTAL         1,653      604,639

                                  THE OFFERING

Common Stock offered by the Company.........................         4,166,667 shares
Common Stock offered by the Selling Stockholders............         2,446,827 shares
          Total.............................................         6,613,494 shares
Common Stock to be outstanding after the Offering...........         27,079,013 shares(1)(2)
Use of Proceeds.............................................         To repay certain indebtedness.
New York Stock Exchange Symbol..............................         "HC"
Dividend Policy.............................................         The Company does not intend to
                                                                       pay dividends on the Common
                                                                       Stock.

---------------

(1) Excludes (i) 2,400,174 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $5.11 per share, all of which will be exercisable upon consummation of the Offering,
    (ii) 568,950 shares of Common Stock issuable upon exercise of outstanding warrants at an exercise price of $.01 per share, 65% of which will be exercisable upon consummation of the Offering and (iii) 908,212 shares of Common Stock issuable upon exercise of stock options which certain employees have been offered the opportunity to be granted pursuant to the Company's 1997 Stock Option Plan in connection with and conditioned upon consummation of the Offering. See "Capitalization" and "Stock Option and Purchase Plans".

(2) Excludes 264,780 shares of restricted Common Stock which certain employees have been offered the opportunity to purchase pursuant to the Company's 1997 Stock Purchase Plan in connection with and conditioned upon consummation of the Offering. See "Stock Option and Purchase Plans".

               SUMMARY HISTORICAL FINANCIAL AND OPERATING INFORMATION
              (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table presents certain historical financial data for the Company for each of the five years in the period ended December 31, 1996 and for the three months ended March 31, 1996 and 1997. The historical financial data for each of the five years in the period ended December 31, 1996 have been derived from the audited consolidated financial statements of the Company. The historical financial data for the three months ended March 31, 1996 and 1997 are unaudited. Interim results, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial information for such periods; however, such results are not necessarily indicative of the results which may be expected for any other interim period or for a full year. The following information should be read together with "Selected Historical Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and those relating to Astra Resources Compression, Inc. ("Astra"), which was acquired in December 1995, included elsewhere in this Prospectus.

                                                                                                      THREE MONTHS
                                                                                                          ENDED
                                                         YEAR ENDED DECEMBER 31,                        MARCH 31,
                                           ----------------------------------------------------    -------------------
                                             1992       1993       1994     1995(1)      1996        1996       1997
                                           --------   --------   --------   --------   --------    --------   --------
                                                                                                       (UNAUDITED)
INCOME STATEMENT DATA:
Revenues.................................  $ 33,104   $ 43,346   $ 56,080   $ 95,964   $136,011    $ 25,469   $ 40,924
Operating expenses.......................    19,542     24,541     30,539     56,256     75,031      12,440     21,804
Selling, general and administrative......     6,227      7,413      8,427     12,542     16,439       3,794      4,694
Depreciation and amortization............     3,923      5,758      8,109     13,494     20,722(2)    4,515      6,245
Interest expense.........................     1,659      1,366      2,027      4,560      6,594       1,218      2,571
                                           --------   --------   --------   --------   --------    --------   --------
Income from continuing operations before
  income taxes...........................     1,753      4,268      6,978      9,112     17,225       3,502      5,610
Provision for income taxes...............       650      1,597      2,590      3,498      6,844       1,310      2,216
                                           --------   --------   --------   --------   --------    --------   --------
Income from continuing operations........     1,103      2,671      4,388      5,614     10,381       2,192      3,394
Discontinued operations..................      (115)
                                           --------   --------   --------   --------   --------    --------   --------
Net income...............................  $    988   $  2,671   $  4,388   $  5,614   $ 10,381    $  2,192   $  3,394
                                           ========   ========   ========   ========   ========    ========   ========
Net income available to common
  stockholders(3)
  Net income.............................  $    988   $  2,671   $  4,388   $  5,614   $ 10,381    $  2,192   $  3,394
  Dividends on Series A and Series B
    preferred stock......................                                       (832)    (1,773)       (513)
  Series A preferred stock exchange......                                                (3,794)
  Series B preferred stock conversion....                                                (1,400)
                                           --------   --------   --------   --------   --------    --------   --------
  Net income available to common
    stockholders.........................       988      2,671      4,388      4,782      3,414       1,679      3,394
Weighted average common and common
  equivalent shares......................     8,602     11,766     14,392     16,145     22,730      22,474     24,491
                                           --------   --------   --------   --------   --------    --------   --------
Earnings per common share................  $    .11   $    .23   $    .30   $    .30   $    .15(3) $    .07   $    .14
                                           ========   ========   ========   ========   ========    ========   ========
Supplemental earnings per common
  share(4)...............................                                              $    .24               $    .15
                                                                                       ========               ========

OTHER DATA:
EBITDA from continuing operations(5).....  $  7,335   $ 11,392   $ 17,114   $ 27,166   $ 44,541    $  9,235   $ 14,426
Aggregate capital expenditures...........  $  9,954   $ 19,469   $ 34,301   $123,200   $ 90,312    $ 20,232   $ 33,985
Total number of rental units.............       521        591        759      1,215      1,560       1,294      1,653
Aggregate horsepower.....................   116,898    144,567    228,627    418,480    569,557     458,290    604,639
Average horsepower per unit..............       224        245        301        344        365         354        366
Horsepower utilization(6)................      95.0%      94.1%      95.7%      94.2%      95.3%       95.0%      95.1%

                                                                                    AS OF
                                                                                MARCH 31, 1997
                                                           AS OF          --------------------------
                                                     DECEMBER 31, 1996     ACTUAL     AS ADJUSTED(7)
                                                     -----------------    --------    --------------
                                                                                 (UNAUDITED)
BALANCE SHEET DATA:
Working capital.....................................     $ 41,513         $ 36,036       $ 36,036
Total assets........................................      341,387          375,290        375,290
Long-term debt......................................      122,756          139,482         64,732
Stockholders' equity................................      176,895          180,377        255,127

---------------

(1) The summary historical financial data include the results of operations of the Company and its wholly-owned subsidiaries. During 1995, the Company acquired Astra, a significant subsidiary. See Note 2 of the Notes to the Company's Consolidated Financial Statements for further information.

(2) In order to more accurately reflect the estimated useful lives of natural gas compressor units in the rental fleet, effective January 1, 1996 the Company changed the lives over which these units are depreciated from 12 to 15 years. The effect of this change was a decrease in depreciation expense of $2.6 million and an increase in net income of $1.5 million ($.07 per common share) for the year ended December 31, 1996.

(3) Earnings per share in 1996 was $.46 per share before the effects of charging retained earnings for $1.8 million relating to dividends on redeemable preferred stock and one time charges to retained earnings for (i) $3.8 million related to the exchange of all Series A preferred stock for subordinated notes and (ii) $1.4 million related to the conversion of all Series B preferred stock to Common Stock. See Note 7 of the Notes to Consolidated Financial Statements.

(4) Supplemental earnings per common share is based on (i) the number of common and dilutive common equivalent shares outstanding plus the number of common shares assumed to be sold in the Offering necessary to raise sufficient net proceeds to pay the Offering expenses and to repay certain indebtedness of the Company as described in "Use of Proceeds" and (ii) net income increased by the effect of a decrease in interest expense ($4.7 million and $1.3 million for the year ended December 31, 1996 and the quarter ended March 31, 1997, respectively), less applicable income tax ($1.9 million and $0.5 million for the year ended December 31, 1996 and the quarter ended March 31, 1997, respectively), related to the indebtedness to be repaid.

(5) EBITDA consists of the sum of consolidated net income, interest expense, income tax, and depreciation and amortization. The Company believes that EBITDA is a meaningful measure of its operating performance and is also used to measure the Company's ability to meet debt service requirements. EBITDA should not be considered as an alternative performance measure prescribed by generally accepted accounting principles.

(6) Reflects average horsepower utilization over each twelve month period calculated on a monthly basis based upon horsepower available.

(7) Reflects the sale of shares of Common Stock being offered by the Company at the initial offering price of $19.50 per share (net of approximately $1.0 million of estimated offering expenses and $5.5 million of underwriting discounts and commissions) and the application of the net proceeds therefrom to repay certain indebtedness. See "Use of Proceeds" and "Capitalization".

                                  RISK FACTORS

     Prospective purchasers of the Common Stock should consider carefully the factors set forth below as well as the other information contained in this Prospectus.

INDUSTRY CONDITIONS

     The Company's operations are materially dependent upon the levels of activity in natural gas development, production, processing and transportation. Such activity levels are affected both by short-term and long-term trends in natural gas prices. In recent years, natural gas prices and, therefore, the level of drilling and exploration activity, have been extremely volatile. Any prolonged substantial reduction in natural gas prices would, in all likelihood, depress the level of exploration and development activity and result in a corresponding decline in the demand for the Company's compression and oil and gas production equipment. This decline in demand would be partially offset by the greater reliance on older, developed reserves which require additional compression to deliver the remaining natural gas to market. A significant prolonged decline in natural gas prices could have a material adverse effect on the Company's business, results of operations and financial condition.

SHORT LEASE TERMS; POSSIBLE INABILITY TO RE-LEASE COMPRESSORS

     The initial term of the Company's leases generally vary based on operating conditions and customer needs, but in most events, the Company's initial lease terms, unless extended by the lessee, are not generally sufficient for the Company to recoup the average cost of acquiring or fabricating compressors under currently prevailing lease rates. Accordingly, the Company assumes substantial risk of not recovering its entire investment in the equipment it acquires or fabricates. Although the Company has historically been successful in re-leasing units in its inventory, there can be no assurance that the Company will continue to be able to do so or that a substantial number of its lessees will not terminate their leases at approximately the same time, thereby causing an adverse accumulation of unleased compressors in the Company's inventory. The inability of the Company to lease a substantial portion of its compressors would have a material adverse effect upon the Company's business, results of operations and financial condition. See "Business -- Operations".

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company makes, and will continue to make, substantial capital investments in additions to the compressor rental fleet. Historically, the Company has financed these investments through internally generated funds and debt and equity financings. The Company, in addition to the approximately $12 million which it expects to spend on maintenance and repairs, plans to incur capital expenditures of approximately $101 million during 1997 for continued expansion of the compressor rental fleet, although the ultimate level of such expansion-oriented capital expenditures will depend on then existing market conditions. The Company believes that it will have sufficient cash provided by operations and borrowings under its existing $150 million credit facility with The Chase Manhattan Bank, as agent (the "Bank Credit Agreement") to fund these capital needs. However, there can be no assurance that the Company will generate sufficient cash flow or have sufficient access to external funding to continue to satisfy its capital requirements. Failure to generate sufficient cash flow, together with the absence of alternative sources of capital, could have a material adverse effect on the Company's growth, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     During 1996 approximately 14.1% of the Company's compression rental and maintenance revenue was derived from international operations. In September 1995, the Company acquired

100% of the issued and outstanding stock of Proyecto Gas Natural P.G.N., C.A. (now known as Hanover P.G.N., C.A.), a company which provides compression services in Venezuela ("PGN"). In December 1995, the Company commenced Argentine operations through its acquisition of Astra. In May 1996, the Company entered into a joint venture with COSACOL, Ltd. for the purpose of providing compression services to Ecopetrol, S.A. in Colombia. In February 1997, the Company entered into a series of agreements with Wartsila providing for, among other things, fabrication and the right to exclusively market, in select regions worldwide, Wartsila powered gas compression packages ranging from 1,400 to 7,850 horsepower. The Company entered into a joint venture in June 1997 with an affiliate of ECT for the purpose of providing compression services to Lagoven, S.A. in Venezuela. The Company intends to continue to expand its business in South America and Europe and, ultimately, other international markets, directly and through joint ventures.

     The Company's international operations are affected by global economic and political conditions. In addition, changes in economic or political conditions in any of the countries in which the Company operates could result in exchange rate movement, new currency or exchange controls, other restrictions being imposed on the operations of the Company or expropriation. The Company's operations may also be adversely affected by significant fluctuations in the value of the U.S. dollar and the failure of a partner in an international joint venture to meet its obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business".

AVAILABILITY AND INTEGRATION OF ACQUISITIONS

     As part of its growth strategy, the Company has in the past aggressively pursued, and plans to continue in the future to pursue, the acquisition of other companies, assets and product lines that either complement or expand its existing business. Each such acquisition involves a number of potential risks, such as the diversion of management's attention to the assimilation of the operations and personnel of the acquired businesses and possible short-term adverse effects on the Company's operating results during the integration process.

     By virtue of this strategy, the Company routinely conducts preliminary discussions with numerous companies concerning possible acquisitions. The Company is unable to predict whether or when any prospective candidate will become available or the likelihood of a material acquisition being completed. The Company may seek to finance any such acquisition through the issuance of new debt and/or equity securities. If the Company proceeds with an acquisition, and if such acquisition is relatively large and consideration is in the form of cash, a substantial portion of the Company's financial resources could be used in order to consummate any such acquisition. In addition, due to the relatively large size of several potential acquisition opportunities, the general risks inherent in acquisitions described above could be particularly acute.

COMPETITION

     The natural gas compression industry and the oil and gas production equipment business are highly competitive. The Company competes with several large national and multinational companies, many of which have greater financial and other resources than the Company. These companies, like Hanover, offer a wide range of compressors for purchase or lease. There can be no assurance that such competitors will not substantially increase the resources devoted to the development and marketing of products and services competitive with those of the Company or that new competitors will not enter the industry. See
"Business -- Competition".

CONTROL BY EXISTING MANAGEMENT AND STOCKHOLDERS AND CERTAIN ANTI-TAKEOVER PROVISIONS

     As of March 31, 1997, approximately 49.8% of the Company's outstanding Common Stock was owned by GKH Investments, L.P., a Delaware limited partnership (the "Fund") and GKH Private Limited (collectively with the Fund, "GKH"). The Fund is the Company's largest stockholder. The general partners of GKH Partners, L.P. are three corporations controlled by each of Melvyn N. Klein, Dan W. Lufkin and the Pritzker family of Chicago, Illinois, respectively.

     Subsequent to this Offering, GKH will continue to own 42.2% of the Common Stock of the Company (41.0%, if the over-allotment option is exercised). As a result, GKH will have sufficient voting power to significantly influence the direction and policies of the Company and the outcome of any matter requiring stockholder approval including mergers, consolidations and the sale of all or substantially all of the assets of the Company and to prevent or cause a change in control of the Company.

     The Company's Certificate of Incorporation, as amended, and By-Laws contain various provisions including, without limitation, certain notice provisions and provisions authorizing the Company to issue preferred stock that may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. After the Offering, the ownership by GKH and the Company's officers, directors and their affiliates of a substantial number of shares of Common Stock could also discourage such bids. In addition, the rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock which may be issued in the future and that may be senior to the rights of the holders of Common Stock. See "Description of Capital Stock". Furthermore, certain provisions of Delaware law could delay or make difficult a merger, tender offer or proxy contest involving the Company. See "Description of Capital Stock".

POTENTIAL LIABILITY AND INSURANCE

     Natural gas operations are subject to inherent risks, such as equipment defects, malfunction and failures and natural disasters with resultant uncontrollable flows of gas or well fluids, fires and explosions. These risks could expose the Company to substantial liability for personal injury, wrongful death, property damage, pollution and other environmental damages.

     Although the Company has obtained insurance against certain of these risks, no assurance can be given that such insurance will be adequate to cover the Company's liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

ENVIRONMENTAL LIABILITY RISKS

     The Company routinely deals with natural gas, oil and other petroleum products. Therefore, the Company has implemented, or is in the process of implementing, Spill Prevention Control and Countermeasure Plans ("SPCC Plans") at certain of its fabrication, maintenance and storage facilities; however, no assurances can be given that these SPCC Plans will prevent environmental damage from spills of materials handled by the Company or that such damage has not already occurred. As a result of its fabrication and refurbishing operations, the Company also generates or manages hazardous wastes, such as solvents, thinner, waste paint, waste oil, washdown wastes, and sandblast material. Although the Company attempts to identify and address contamination before acquiring properties, and although the Company attempts to utilize generally accepted operating and disposal practices, hydrocarbons or other wastes may have been disposed of or released on or under properties owned, leased, or operated by the Company or on or under other locations where such wastes have been taken for disposal. These properties and the wastes disposed thereon may be subject to federal or state environmental laws that could require the Company to remove the wastes or remediate sites where they have been released. See also "Government Regulation".

     Various Preliminary Phase I Environmental Site Assessments have been conducted with respect to certain properties owned or operated by the Company. Some of these assessments have revealed that soils at some of the Company's facilities are contaminated with hydrocarbons and various other regulated substances. Although some remediation efforts have been undertaken by previous owners of these properties, no assurances can be given that such remediation efforts have been or will be successful or that the Company will not incur substantial costs in remediating such contamination. The Company has not established reserves for such matters and can give no assurances that prior remediation efforts will prove to be adequate.

     As a result of the acquisition of Astra, the Company, through a wholly owned subsidiary, indirectly owns a 17 acre parcel of land which includes a lagoon at Astra's East Bernard, Texas facility. The area covered by the lagoon was formerly the site of a solid waste landfill. The Company has been indemnified by Astra's former parent Westar Capital, Inc. ("Westar"), for any environmental liability associated with the landfill in excess of $250,000. Under the indemnity agreement, the Company has the right to "put" the property to Westar and Westar would be forced to purchase the property for $150,000 under certain circumstances. No assurances can be given that Westar will have the resources to indemnify the Company or repurchase the property. Should the property be put to Westar, the Company's subsidiary and the Company may nevertheless remain liable under applicable environmental laws. At the present time, the Company does not believe that it is subject to any remedial obligations with respect to the former solid waste landfill.

GOVERNMENTAL REGULATION

     The Company is subject to various federal, state and local laws and regulatory standards in the areas of safety, health and the environment, including regulations regarding emission controls. The Company believes that it is in substantial compliance with such laws and regulations and that the phasing in of emission controls and other known standards at the rate currently contemplated by existing laws and regulations will not have a material adverse effect on the Company's business, results of operations or financial condition. However, various state and federal agencies from time to time consider adopting new laws and regulations or amending existing laws and regulations regarding environmental protection. While the Company may be able to pass on to its customers the additional costs of complying with such laws, there can be no assurances that attempts to do so will be successful. Accordingly, new laws or regulations or amendments to existing laws or regulations could require the Company to undertake significant capital expenditures and could otherwise have a material adverse effect on the Company's business, results of operations and financial condition.

NO PRIOR PUBLIC MARKET AND DETERMINATION OF OFFERING PRICE

     Prior to the Offering, there has been no public market for the Common Stock. The Common Stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange. However, there can be no assurance that an active trading market will develop subsequent to the Offering or, if developed, that it will be sustained. The initial public offering price of the Common Stock was determined through negotiations between the Company and the representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after the Offering. For information relating to the factors considered in determining the initial public offering price, see "Underwriting". Prices for the Common Stock after the Offering may be influenced by a number of factors, including the liquidity of the market for the Common Stock, investor perceptions of the Company and the energy services industry and general economic and other conditions.

POTENTIAL EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON PRICE OF COMMON STOCK

     Sales of substantial amounts of Common Stock in the public market subsequent to the Offering could adversely affect the market price of the Common Stock. Upon consummation of the Offering, the Company will have 27,079,013 shares of Common Stock outstanding (28,071,037 shares if the

Underwriters' overallotment option is exercised in full). Of these shares, the 6,613,494 shares of Common Stock offered hereby (7,605,518 shares if the Underwriters' overallotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Act"), except for shares held by persons deemed to be "affiliates" of the Company or acting as "underwriters" as those terms are defined in the Act. The remaining 20,465,519 shares of Common Stock outstanding will be "restricted securities" within the meaning of Rule 144 under the Act and will be eligible for resale subject to the volume, manner of sale, holding period and other limitations of Rule 144. In addition, options and warrants to purchase 2,769,992 shares of Common Stock will be exercisable upon consummation of the Offering. The Company, the executive officers and directors of the Company, certain other stockholders and the Selling Stockholders have agreed not to sell any shares of Common Stock for a period of 180 days from the date of this Prospectus without the consent of the representatives of the Underwriters. See "Shares Eligible for Future Sale" and "Underwriting".

DIVIDENDS

     The Company has never paid cash dividends on its Common Stock and does not anticipate paying any such cash dividends in the foreseeable future. In addition, the ability of the Company to pay dividends following the Offering will be limited by the terms of the Bank Credit Agreement and the Company's 7% Subordinated Notes due 2000 (the "Subordinated Notes"). See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources".

DILUTION

     Investors participating in the Offering will incur immediate substantial dilution. To the extent outstanding options and warrants to purchase the Company's Common Stock are exercised, there may be further dilution. See "Dilution".

                                  THE COMPANY

     The Company was incorporated in Delaware in October 1990 and commenced operations primarily in West Texas with 47 compressor units with an aggregate of 12,668 horsepower contributed by a then affiliated company. In November and December 1990, the Company acquired all of the capital stock of three corporations and substantially all of the assets of a fourth corporation. As a result of these acquisitions, the Company increased its compression fleet to 286 units with an aggregate of 76,000 horsepower and expanded its operations to East Texas and the Arkoma Basin. In May 1991, GKH acquired a controlling interest in the Company and in July 1991, the Company acquired a compressor fabrication business and a 50% interest in a compressor leasing joint venture. The remaining 50% interest in the joint venture was acquired by the Company effective March 31, 1993.

     In March 1993, the Company commenced production equipment fabrication operations, utilizing selected assets purchased from, and employees formerly employed by, a small production equipment fabrication business.

     In February 1995, the Company purchased certain compression assets and related equipment from Gale Force Compression Services, Inc., adding 106 units with an aggregate of 14,190 horsepower to its fleet and concurrently entered into a four year alliance agreement with Ward Petroleum, an affiliate of the seller, for gas compression services to be provided by the Company. Also in February 1995, the Company significantly expanded its production equipment capacity by acquiring a substantial portion of the operating assets of the oil and gas production equipment division of Smith Industries, Incorporated, which had been in the fabrication of oil and gas production equipment industry since 1927.

     In August 1995, Joint Energy Development Investments Limited Partnership ("JEDI"), an affiliate of ECT, purchased 10,000 shares of the Company's 6.5% Cumulative Redeemable Convertible Series B Preferred Stock (the "Series B Preferred Stock") (which were converted into 759,786 shares of Common Stock in December 1996) and purchased Common Stock of the Company and, as a result, currently owns approximately 12% of the Company's outstanding Common Stock. See "Principal and Selling Stockholders".

     In September 1995, the Company acquired PGN, thereby gaining a presence in Venezuela as well as adding 11 compressor units with an aggregate of 13,408 horsepower. In December 1995, the Company acquired Astra from Westar, a subsidiary of Western Resources, Inc. ("Western Resources") in exchange for $6.4 million and approximately 22.9% of the Company's outstanding Common Stock. This acquisition added 145 compressor units and 103,699 horsepower to the Company's rental fleet including an Argentine operation with 16 compressor units aggregating 21,252 horsepower. Through internal growth and the strategic acquisitions described above, the Company has increased its fleet to a total of 1,653 compressor units with an aggregate of 604,639 horsepower at March 31, 1997.

     The executive offices of the Company are located at 12001 North Houston Rosslyn, Houston, Texas 77086 and its telephone number is (281) 447-8787.

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering (at the offering price of $19.50 per share) will be approximately $74.8 million (approximately $92.8 million if the Underwriter's over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

     The Company will use such net proceeds to repay all of its indebtedness under its credit facility with JEDI, as agent (the "JEDI Loan Agreement") which will then be terminated, and the balance of the proceeds will be applied to the indebtedness outstanding under the Bank Credit Agreement. As of March 31, 1997, the Company had an aggregate of $30 million and $84.1 million ($102.6 million as of May 31, 1997) outstanding under the JEDI Loan Agreement and the Bank Credit Agreement, respectively. Such obligations bear interest at weighted average rates of 7.67% and 6.7%, respectively, and mature in 2002 and 1999, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

                                DIVIDEND POLICY

     The Company has not paid any cash dividends on its Common Stock since its formation and does not anticipate paying such dividends in the foreseeable future. The Board of Directors anticipates that all cash flow generated from operations in the foreseeable future will be retained and used to develop and expand the Company's business. In addition, the Bank Credit Agreement and the Subordinated Notes prohibit the payment of cash dividends on the Company's capital stock without the lenders' prior written consent. Any future determinations to pay cash dividends on the Common Stock will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations and financial condition, credit and loan agreements in effect at that time and other factors deemed relevant by the Board of Directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Capital Stock".

     For dividends paid on Preferred Stock, all of which have been redeemed, see
Note 7 of the Notes to Consolidated Financial Statements.

                                 CAPITALIZATION

     The following table sets forth the total capitalization of the Company at March 31, 1997 and as adjusted to give pro forma effect to the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds". This table should be read in conjunction with the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

                                                                              AS
                                                               ACTUAL      ADJUSTED
                                                              --------    -----------
                                                                    (UNAUDITED)
                                                                  (IN THOUSANDS)
Long-term debt:
  Bank Credit Agreement.....................................  $ 84,100     $ 39,350
  JEDI Loan Agreement.......................................    30,000           --
  7% Subordinated Notes.....................................    21,899       21,899
  Other.....................................................     3,483        3,483
                                                              --------     --------
Total long-term debt........................................   139,482       64,732
                                                              --------     --------
Stockholders' equity:
  Preferred Stock, $.01 par value, 3,000,000 shares
     authorized and issuable in series; no shares issued and
     outstanding............................................
  Common Stock, $.001 par value, 100,000,000 shares
     authorized; 22,943,693 issued and outstanding,
     27,110,360 issued and outstanding after the
     Offering(1)............................................        23           27
Additional paid-in capital..................................   171,405      246,151
Retained earnings...........................................    15,912       15,912
Less:
  Notes receivable from officers and employees for purchase
     of Common Stock........................................    (6,745)      (6,745)
  Treasury stock -- 31,347 common shares, at cost...........      (218)        (218)
                                                              --------     --------
Stockholders' equity........................................   180,377      255,127
                                                              --------     --------
Total capitalization........................................  $319,859     $319,859
                                                              ========     ========

---------------

(1) Includes 31,347 treasury shares, but excludes (i) 2,400,174 shares of Common Stock subject to options previously granted to Company employees pursuant to various stock option plans maintained by the Company, (ii) warrants to purchase 568,950 shares of Common Stock granted to the former holders of the Series A Preferred Stock (which preferred stock is no longer outstanding),
    (iii) 908,212 shares of Common Stock issuable upon exercise of stock options which certain employees have been offered the opportunity to be granted pursuant to the Company's 1997 Stock Option Plan in connection with and conditioned upon consummation of the Offering, and (iv) 264,780 shares of restricted stock which certain employees have been offered the opportunity to purchase pursuant to the Company's 1997 Stock Purchase Plan in connection with and conditioned upon consummation of the Offering. See "Stock Option and Purchase Plans".

                                    DILUTION

     The net tangible book value of the Company as of March 31, 1997 was $175,198,000, or $7.65 per share of Common Stock. "Net tangible book value" per share is equal to the aggregate tangible assets of the Company less its aggregate liabilities, divided by the total number of shares of Common Stock outstanding on March 31, 1997. After giving effect to the net proceeds to the Company of the Offering, the pro forma net tangible book value of the Company as of March 31, 1997 would have been approximately $249,948,000, or $9.23 per share of Common Stock. This represents an immediate increase in net tangible book value per share of $1.58 to existing stockholders and an immediate dilution in net tangible book value per share of $10.27 to new investors, as illustrated in the following table:

Initial public offering price per share.............................   $19.50
Net tangible book value per share at March 31, 1997.........  $ 7.65
Increase in net tangible book value per share attributable
  to new investors..........................................  $ 1.58
Pro forma net tangible book value per share after the Offering......   $ 9.23
                                                                       ------
Dilution per share to new investors.................................   $10.27
                                                                       ======

     As of March 31, 1997, the Company has reserved an aggregate of 2,969,124 shares of Common Stock for issuance upon exercise of warrants and options. On that date, there were outstanding options to purchase an aggregate of 2,400,174 shares of Common Stock at a weighted average price of $5.11 per share, all of which are, or will become, fully exercisable immediately upon consummation of the Offering. Also on that date, there were outstanding warrants to purchase an aggregate of 568,950 shares of Common Stock at a price of $0.01 per share, 327,146 of which are exercisable as of March 31, 1997 and the remaining warrants vest in equal monthly installments through August, 1998. As of the date hereof, the Company has reserved 1,365,062 shares of Common Stock for issuance as restricted stock or upon exercise of options granted pursuant to the Company's 1997 Stock Option Plan and its 1997 Stock Purchase Plan. See "Stock Option and Purchase Plans" and "Certain Transactions -- Certain Relationships and Related Transactions".

     The following table sets forth as of March 31, 1997 the relative investments of the existing Company stockholders and of the new investors, giving pro forma effect to the sale by the Company of 4,166,667 shares of the Common Stock being offered hereby (and excluding any sale upon consummation of the Offering of up to 264,780 shares of Common Stock to officers and employees under the Company's 1997 Stock Purchase Plan), at the offering price of $19.50 per share:

                                SHARES PURCHASED       TOTAL CONSIDERATION     AVERAGE
                              ---------------------    -------------------      PRICE
                                NUMBER      PERCENT     AMOUNT     PERCENT    PER SHARE
                              ----------    -------    --------    -------    ---------
                                                    (IN THOUSANDS)
Existing stockholders.......  22,912,346       85%     $175,115       68%       $7.64
New investors...............   4,166,667       15%       81,250       32%       19.50
                              ----------      ---      --------      ---        -----
          Total.............  27,079,013      100%     $256,365      100%       $9.47
                              ==========      ===      ========      ===        =====

     The foregoing tables assume no exercise of the Underwriters' over-allotment option and no exercise of other options or warrants outstanding upon consummation of the Offering. To the extent that all of such other options (including the Underwriters' over-allotment option) or warrants are exercised as of March 31, 1997, there would be further dilution in net tangible book value per share of $.20 to new investors.

                   SELECTED HISTORICAL FINANCIAL INFORMATION
            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected financial data, insofar as it relates to each of the years 1992 to 1996, has been derived from the audited consolidated financial statements of the Company, including the consolidated balance sheets at December 31, 1995 and 1996 and the related consolidated statements of income and of cash flows for the three years ended December 31, 1996 and notes thereto appearing elsewhere herein. The data for the three months ended March 31, 1996 and 1997 has been derived from unaudited financial statements also appearing herein which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial information for such periods. The following information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and those relating to Astra, which was acquired in December 1995, included elsewhere in this Prospectus.

                                                                                                     THREE MONTHS
                                                        YEAR ENDED DECEMBER 31,                     ENDED MARCH 31,
                                          ----------------------------------------------------    -------------------
                                            1992       1993       1994     1995(1)      1996        1996       1997
                                          --------   --------   --------   --------   --------    --------   --------
                                                                                                      (UNAUDITED)
INCOME STATEMENT DATA:
Revenues:
  Rentals and maintenance...............  $ 21,680   $ 25,723   $ 32,025   $ 48,354   $ 79,355    $ 17,840   $ 24,320
  Compressor fabrication................    10,838     14,034     16,202     29,593     28,764       1,766      7,527
  Production equipment fabrication......        --      3,178      7,272     16,960     26,903       5,673      8,671
  Other.................................       586        411        581      1,057        989         190        406
                                          --------   --------   --------   --------   --------    --------   --------
        Total revenues..................    33,104     43,346     56,080     95,964    136,011      25,469     40,924
                                          --------   --------   --------   --------   --------    --------   --------
Operating expenses:
  Rentals and maintenance...............    10,206      9,739     11,008     17,813     30,800       6,755      9,455
  Compressor fabrication................     9,336     12,131     13,733     25,265     24,657       1,515      6,359
  Production equipment fabrication......        --      2,671      5,798     13,178     19,574       4,170      5,990
  Selling, general and administrative...     6,227      7,413      8,427     12,542     16,439       3,794      4,694
  Depreciation and amortization.........     3,923      5,758      8,109     13,494     20,722(2)    4,515      6,245
  Interest expense......................     1,659      1,366      2,027      4,560      6,594       1,218      2,571
                                          --------   --------   --------   --------   --------    --------   --------
        Total costs and expenses........    31,351     39,078     49,102     86,852    118,786      21,967     35,314
                                          --------   --------   --------   --------   --------    --------   --------
Income from continuing operations before
Provision for income taxes..............       650      1,597      2,590      3,498      6,844       1,310      2,216
                                          --------   --------   --------   --------   --------    --------   --------
Income from continuing operations.......     1,103      2,671      4,388      5,614     10,381       2,192      3,394
Discontinued operations.................      (115)
                                          --------   --------   --------   --------   --------    --------   --------
Net income..............................  $    988   $  2,671   $  4,388   $  5,614   $ 10,381    $  2,192   $  3,394
                                          ========   ========   ========   ========   ========    ========   ========
Net income available to common
  stockholders(3)
  Net income............................  $    988   $  2,671   $  4,388   $  5,614   $ 10,381    $  2,192   $  3,394
  Dividends on Series A and Series B
    preferred stock.....................                                       (832)    (1,773)       (513)
  Series A preferred stock exchange.....                                                (3,794)
  Series B preferred stock conversion...                                                (1,400)
                                          --------   --------   --------   --------   --------    --------   --------
  Net income available to common
    stockholders........................       988      2,671      4,388      4,782      3,414       1,679      3,394
Weighted average common and common
  equivalent shares.....................     8,602     11,766     14,392     16,145     22,730      22,474     24,491
                                          --------   --------   --------   --------   --------    --------   --------
Earnings per common share...............  $    .11   $    .23   $    .30   $    .30   $    .15(4) $    .07   $    .14
                                          ========   ========   ========   ========   ========    ========   ========
Supplemental earnings per common
  share(5)..............................                                              $    .24               $    .15
                                                                                      ========               ========
OTHER DATA:
EBITDA from continuing operations(6)....  $  7,335   $ 11,392   $ 17,114   $ 27,166   $ 44,541    $  9,235   $ 14,426
                                          ========   ========   ========   ========   ========    ========   ========
BALANCE SHEET DATA(end of period):
Working capital.........................  $   (445)  $    962   $    995   $ 23,270   $ 41,513    $ 26,757   $ 36,036
Net property, plant and equipment.......    42,863     61,722     88,391    198,074    266,406     212,331    292,868
Total assets............................    56,176     76,779    114,614    252,313    341,387     270,979    375,290
Long-term debt..........................    15,985     14,279     36,878     50,451    122,756      64,453    139,482
Preferred stockholders' equity..........                                     26,894                 27,407
Common stockholders' equity.............    26,470     46,945     51,333    139,302    176,895     141,093    180,377

---------------

(1) The selected historical financial information includes the results of operations of the Company and its wholly-owned subsidiaries. During 1995, the Company acquired Astra, a significant subsidiary. See Note 2 of the Notes to the Company's Consolidated Financial Statements for further information.

(2) In order to more accurately reflect the estimated useful lives of natural gas compressor units in the rental fleet, effective January 1, 1996 the Company changed the lives over which these units are depreciated from 12 to 15 years. The effect of this change was a decrease in depreciation expense of $2.6 million and an increase in net income of $1.5 million ($.07 per common share) for the year ended December 31, 1996.

(3) Earnings per common share is calculated using the weighted average number of common and dilutive common equivalent shares outstanding during each period. In conformity with SEC requirements, common and common equivalent shares issued during the twelve months prior to the filing of the registration statement for the Company's proposed initial public offering have been included in the calculation as if they were outstanding for all periods presented, using the treasury stock method and the initial public offering price.

(4) Earnings per share in 1996 was $.46 per share before the effects of charging retained earnings for $1.8 million relating to dividends on redeemable preferred stock and one time charges to retained earnings for (i) $3.8 million related to the exchange of all Series A preferred stock for subordinated notes and (ii) $1.4 million related to the conversion of all Series B preferred stock to Common Stock. See Note 7 of the Notes to Consolidated Financial Statements.

(5) Supplemental earnings per common share is based on (i) the number of common and dilutive common equivalent shares outstanding plus the number of common shares assumed to be sold in the Offering necessary to raise sufficient net proceeds to pay the Offering expenses and to repay certain indebtedness of the Company as described in "Use of Proceeds" and (ii) net income increased by the effect of a decrease in interest expense ($4.7 million and $1.3 million for the year ended December 31, 1996 and the quarter ended March 31, 1997, respectively), less applicable income tax ($1.9 million and $0.5 million for the year ended December 31, 1996 and the quarter ended March 31, 1997, respectively), related to the indebtedness to be repaid.

(6) EBITDA consists of the sum of consolidated net income, interest expense, income tax, and depreciation and amortization. The Company believes that EBITDA is a meaningful measure of its operating performance and is also used to measure the Company's ability to meet debt service requirements. EBITDA should not be considered as an alternative performance measure prescribed by generally accepted accounting principles.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company's operations consist of providing gas compression services through renting, maintaining and operating natural gas compressors and engineering, fabricating and selling gas compression and oil and gas production equipment. See "Business".

     The Company commenced operations during the latter part of 1990 with the acquisition of three regional compression leasing companies and substantially all of the assets of a fourth company. The compression rental fleet has been expanded significantly through internal growth and acquisitions and consists of 1,653 units with an aggregate of 604,639 horsepower as of March 31, 1997. The Company's growth has been funded by a combination of internally generated cash flow, debt financing, the issuance of Common Stock in connection with certain acquisitions and the sale of additional equity securities to existing stockholders and other investors.

RESULTS OF OPERATIONS

     The following table summarizes the revenues, expenses and gross profit percentages of each of the Company's business segments:

                                                                       THREE MONTHS
                                                    YEAR ENDED             ENDED
                                                   DECEMBER 31,          MARCH 31,
                                              ----------------------   -------------
                                              1994    1995     1996    1996    1997
                                              -----   -----   ------   -----   -----
                                                                        (UNAUDITED)
Revenues:
Rentals and maintenance.....................  $32.0   $48.4   $ 79.4   $17.8   $24.3
Compressor fabrication......................   16.2    29.6     28.8     1.8     7.5
Production equipment fabrication............    7.3    17.0     26.9     5.7     8.7
                                              -----   -----   ------   -----   -----
     Total..................................  $55.5   $95.0   $135.1   $25.3   $40.5
                                              =====   =====   ======   =====   =====
Expenses:
Rentals and maintenance.....................  $11.0   $17.8   $ 30.8   $ 6.8   $ 9.5
Compressor fabrication......................   13.7    25.3     24.7     1.5     6.4
Production equipment fabrication............    5.8    13.2     19.6     4.2     6.0
                                              -----   -----   ------   -----   -----
     Total..................................  $30.5   $56.3   $ 75.1   $12.5   $21.9
                                              =====   =====   ======   =====   =====
Gross profit percentage:
Rentals and maintenance.....................   65.6%   63.2%    61.2%   62.1%   61.1%
Compressor fabrication......................   15.2    14.6     14.3    14.2    15.5
Production equipment fabrication............   20.3    22.3     27.2    26.5    30.9

THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31, 1996

  REVENUES

     Revenues from rentals and maintenance increased by $6.5 million, or 37%, to $24.3 million during the three month period ended March 31, 1997 from $17.8 million during the three month period ended March 31, 1996. Domestic revenues from rentals and maintenance increased by $4.6 million or 30% to $20.0 million during the three months ended March 31, 1997 from $15.4 million during the three months ended March 31, 1996. International revenues from rentals and maintenance increased by $1.9 million, or 81% to $4.3 million during the three months ended March 31, 1997 from $2.4 million during the three months ended March 31, 1996. The increase in both domestic and international rental and maintenance revenues resulted primarily from continued expansion of the Company's rental fleet. Domestic horsepower in the rental fleet increased by 29% from 414,162 horsepower at March 31, 1996 to 535,218 horsepower at March 31, 1997. In addition, international horsepower increased by 57% from 44,128 horsepower at March 31, 1996 to 69,421 horsepower at March 31, 1997.

     Revenues from the fabrication and sale of compressor equipment to third parties increased by $5.7 million, or 317%, to $7.5 million during the three months ended March 31, 1997 from $1.8 million during the three months ended March 31, 1996. During the three months ended March 31, 1997, an aggregate of 37,727 horsepower of compression equipment was fabricated, 22,294 horsepower of which was placed in the rental fleet and 15,433 horsepower of which was sold to third party customers. During the three months ended March 31, 1996, 21,225 horsepower was fabricated for the rental fleet and 3,571 horsepower was sold to third party customers. The increase in third party sales reflects the strengthening demand in the overall natural gas compression market.

     Revenues from the fabrication and sale of production equipment increased by $3.0 million, or 53%, to $8.7 million during the three months ended March 31, 1997 from $5.7 million during the three months ended March 31, 1996. The increase in revenues reflects the strengthening of the oil and gas production equipment market, especially demand for such equipment in the Gulf of Mexico.

  EXPENSES

     Rentals and maintenance operating expenses increased by $2.7 million, or 40%, to $9.5 million during the three months ended March 31, 1997 from $6.8 million during the three months ended March 31, 1996. The increase results primarily from the corresponding 37% increase in revenues from rentals and maintenance during the three months ended March 31, 1997 over the corresponding period in 1996. The gross profit percentage amounted to 61.1% during the three months ended March 31, 1997 as compared to 62.1% during the three months ended March 31, 1996. The decrease resulted primarily from the increased contribution of international operations which generates slightly lower gross profit margins.

     Operating expenses of compressor fabrication increased by $4.9 million, or 327%, to $6.4 million, during the three months ended March 31, 1997 from $1.5 million during the three months ended March 31, 1996 as a result of the corresponding increase in compressor fabrication revenue. In addition, the operating expenses attributable to production equipment fabrication increased by $1.8 million, or 43%, to $6.0 million during the three months ended March 31, 1997 from $4.2 million during the three months ended March 31, 1996 as a result of the corresponding 53% increase in production equipment sales.

     Selling, general and administrative expenses increased by $.9 million, or 24%, to $4.7 million during the three months ended March 31, 1997 from $3.8 million for the three months ended March 31, 1996. The increase resulted from the continued increase in the level of activity in each of the Company's three business segments.

     Depreciation and amortization increased by $1.7 million, or 38%, to $6.2 million during the three months ended March 31, 1997 from $4.5 million during the three months ended March 31, 1996. The increase resulted from continued expansion of the rental fleet and other capital expenditures which increased the amount invested in property, plant and equipment from approximately $247 million at March 31, 1996 to approximately $350 million at March 31, 1997.

  INTEREST EXPENSE

     Interest expense increased by $1.4 million, or 117%, to $2.6 million during the three months ended March 31, 1997 from $1.2 million during the three months ended March 31, 1996 as a result of borrowings under the Bank Credit Agreement which were used to finance additions to the compression rental fleet and the exchange, in December 1996, of the 6.5% Series A Cumulative Redeemable Preferred Stock for approximately $23.5 million of Subordinated Notes.

  INCOME TAXES

     The provision for income taxes increased by $.9 million, or 69%, to $2.2 million during the three months ended March 31, 1997 from $1.3 million during the three months ended March 31, 1996. The increase resulted from the corresponding increase in income before income taxes.

  NET INCOME

     Net income increased $1.2 million, or 55%, to $3.4 million during the three months ended March 31, 1997 from $2.2 million during the three months ended March 31, 1996 for the reasons discussed above.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  REVENUES

     Revenues from rentals and maintenance increased by $31.0 million, or 64%, to $79.4 million in 1996 from $48.4 million in 1995. Domestically, revenues from rentals and maintenance increased by $22.9 million, or 51%, to $68.2 million in 1996 from $45.3 million in 1995 and, internationally, by $8.1 million or 261%, to $11.2 million in 1996 from $3.1 million in 1995. The increase in such revenues resulted from two factors: (i) the acquisition of Astra in December 1995, which resulted in 82,447 domestic horsepower and 21,252 international horsepower being added to the rental fleet (a 33% increase compared to the Company's fleet before the acquisition), and (ii) a 36% increase in the size of the total compressor rental fleet during 1996, represented by the addition of 124,984 horsepower and 26,093 horsepower, domestically and internationally, respectively.

     During 1996, Hanover fabricated an aggregate of 129,461 horsepower of compression units, 44% of which was sold to third parties and 56% of which was placed in the rental fleet. Revenues from the fabrication and sale of compression equipment to third parties were $28.8 million in 1996 as compared to $29.6 million in 1995. By comparison, compression units fabricated and placed in the rental fleet increased by $23.5 million, or 175%, to $36.9 million in 1996 from $13.4 million in 1995, which amounts were eliminated from revenue in consolidation and the cost of which was included in compression equipment. See
Note 14 of Notes to the Consolidated Financial Statements included elsewhere herein.

     Revenues from the fabrication and sale of production equipment increased by $9.9 million, or 58%, to $26.9 million during 1996 from $17.0 million during 1995. The increase in revenue reflects the full year of operation and successful integration of a production equipment business acquired in 1995 which substantially expanded the Company's production capacity and customer base.

  EXPENSES

     Operating expenses attributable to rentals and maintenance increased by $13.0 million, or 73%, to $30.8 million during 1996 from $17.8 million during 1995. The increase results primarily from the growth in the compression rental fleet as reflected by the corresponding 64% growth in rental and maintenance revenues during 1996. The rental and maintenance gross profit percentage decreased to 61.2% during 1996 as compared to 63.2% in 1995. The decrease results primarily from certain expenses associated with the December 1995 acquisition of rental units from Astra and international operations which generate lower gross profit margins.

     Operating expenses attributable to compressor fabrication decreased by $0.6 million, or 2%, to $24.7 million during 1996 from $25.3 million during 1995, as a result of the corresponding decrease in revenue. Operating expenses from production equipment fabrication increased by $6.4 million, or 48%, to $19.6 million during 1996 from $13.2 million during 1995 as a result of the increase in production equipment fabrication activity. The gross profit percentage from production equipment fabrication increased to 27.2% in 1996 from 22.3% in 1995, largely resulting from improved margins in the production equipment market.

     Selling, general and administrative expenses increased by $3.9 million, or 31%, to $16.4 million in 1996 from $12.5 million in 1995. This increase resulted from the expansion of the Company's overall level of activity.

     Depreciation and amortization increased $7.2 million or 53%, to $20.7 million in 1996 from $13.5 million in 1995. This increase resulted from expansion of the rental fleet and other capital expenditures. In addition, in order to more accurately reflect the estimated useful lives of natural gas compression units in the rental fleet, the Company changed the lives over which these units are depreciated from 12 to 15 years effective January 1, 1996. The effect of this change was a decrease in depreciation expense of $2.6 million.

  INTEREST EXPENSE

     Interest expense increased $2.0 million, or 43%, to $6.6 million in 1996 from $4.6 million in 1995 as a result of borrowings under the Bank Credit Agreement which was used primarily to finance additions to the compression rental fleet.

  INCOME TAXES

     The Company's effective income tax rate was approximately 40% during 1996 and 38% during 1995. Accordingly, the $3.3 million increase to $6.8 million in 1996 from $3.5 million in 1995 resulted from a comparable increase in income before income taxes from 1995 to 1996.

  NET INCOME

     Net income increased $4.8 million, or 86%, to $10.4 million in 1996 from $5.6 million in 1995 for the reasons discussed above. Earnings per share in 1996 were $.46 per share before the effect of charging retained earnings for $1.8 million relating to dividends on redeemable preferred stock and one time charges to retained earnings for (i) $3.8 million related to the exchange of all Series A preferred stock for subordinated notes and (ii) $1.4 million related to the conversion of all Series B preferred stock to common stock.

  EARNINGS PER COMMON SHARE

     Details of earnings per common share for 1996 are as follows:

Net income before adjustment................................  $.46
Dividends on preferred stock................................  (.08)
Series A preferred stock exchange...........................  (.17)
Series B preferred stock conversion.........................  (.06)
                                                              ----
Earnings per common share...................................  $.15
                                                              ====

     As explained in Note 7 of the Notes to Consolidated Financial Statements, the Company exchanged all outstanding Series A preferred stock for subordinated notes and converted all outstanding Series B preferred stock into Common Stock. Accordingly, future earnings per common share will not be reduced by items related to the preferred stock which had been outstanding prior to December 31, 1996.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  REVENUES

     Revenues increased by $39.9 million, or 71%, to $96.0 million in 1995 from $56.1 million in 1994. Revenues from rentals and maintenance increased by $16.4 million, or 51%, to $48.4 million in 1995 from $32.0 million in 1994. This increase resulted primarily from an 83% increase in the size of the compression rental fleet, representing the addition of an aggregate of 189,853 horsepower during 1995, including 103,699 horsepower added in connection with the December 1995 Astra acquisition.

     Revenues from the fabrication and sale of compression equipment increased by $13.4 million, or 83%, from $16.2 million in 1994 to $29.6 million in 1995. The increase in compression equipment fabrication revenue is attributable to the growing demand for gas compression as gas well development and exploration activity increased from 1994 to 1995.

     Revenues from the fabrication and sale of production equipment increased by $9.7 million, or 133%, to $17.0 million in 1995 from $7.3 million in 1994. The increase in production equipment fabrication revenue reflects the acquisition of a production equipment business in 1995 which substantially expanded the Company's production capacity and customer base.

  EXPENSES

     Operating expenses increased by $25.8 million, or 85%, to $56.3 million during 1995 from $30.5 million during 1994. Operating expenses attributable to rentals and maintenance increased by $6.8 million, or 62%, to $17.8 million during 1995 from $11.0 million during 1994. The increase resulted from growth in the compression rental fleet as reflected by the corresponding 51% growth in rental and maintenance revenues during 1995. Operating expenses from compression fabrication increased by $11.6 million, or 85%, to $25.3 million during 1995 from $13.7 million during 1994. This increase reflects the increase in fabrication of units sold during 1995. Operating expenses from production equipment fabrication increased by $7.4 million, or 128%, to $13.2 million during 1995 from $5.8 million during 1994 as a result of the increase in production equipment fabrication activity.

     Selling, general and administrative expenses increased by $4.1 million, or 49% to $12.5 million in 1995 from $8.4 million in 1994. This increase resulted from the expanded level of activity in the Company's business discussed above.

     Depreciation and amortization increased $5.4 million, or 67%, to $13.5 million in 1995 from $8.1 million in 1994. This increase resulted from expansion of the rental fleet and other capital expenditures.

  INTEREST EXPENSE

     Interest expense increased $2.6 million, or 130%, to $4.6 million in 1995 from $2.0 million in 1994 as a result of borrowings under the Bank Credit Agreement and the JEDI Loan Agreement which were used to finance additions to the compressor rental fleet and to provide working capital to support the Company's growth.

  INCOME TAXES

     The Company's effective income tax rate was approximately 38% during 1995 and 37% during 1994. Accordingly, the $0.9 million increase, or 35%, to $3.5 million in 1995 from $2.6 million in 1994 resulted largely from a comparable increase in income before income taxes from 1994 to 1995.

  NET INCOME

     Net income increased $1.2 million or 27%, to $5.6 million in 1995 from $4.4 million in 1994 for the reasons discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically utilized internally generated funds and equity and debt financing in order to (i) finance the growth of its compressor rental fleet, (ii) enter into acquisition-leaseback transactions with its customers and
(iii) maintain sufficient production equipment inventory. Cash flows from operating activities, before changes in working capital items, were $33.6 million for the year ended December 31, 1996 as compared to $19.7 million for the year ended December 31, 1995 and $11.7 million for the three months ended March 31, 1997 as compared to $8.0 million for the three months ended March 31, 1996. Capital expenditures for property, plant and equipment totaled $90.1 million for the year ended December 31, 1996 as compared to $69.8 million for the year ended December 31, 1995. The Company, in addition to the approximately $12 million which it expects to spend on maintenance and repairs, plans to incur capital expenditures of approximately $101 million during 1997 (of which $34.0 million has been expended through March 31, 1997), although the ultimate level of such expansion-oriented capital expenditures will depend on existing market conditions.

     The equity and debt financing necessary to support the Company's growth has principally been provided by sales of Preferred Stock (all of which have been converted into, or exchanged for, shares of Common Stock or Subordinated Notes) and Common Stock and borrowings under various credit and loan agreements.

     The Bank Credit Agreement permits borrowings up to $150 million. Funds borrowed bear interest based on either the bank's base rate or the LIBOR rate plus an applicable margin and mature in December 1999. As of March 31, 1997, $84.1 million of principal was outstanding under the Bank Credit Agreement.

     The Bank Credit Agreement is secured by all of the assets of the Company and contains certain restrictive covenants that impose limitations on the Company such as restrictions on cash dividends, indebtedness and fundamental changes. The Bank Credit Agreement requires the Company to comply with certain financial covenants relating to maintenance of a current ratio, fixed charge coverage, and leverage ratio. Furthermore, failure of GKH to own directly or indirectly 30% of the issued and outstanding Common Stock constitutes an event of default under the Bank Credit Agreement.

     The JEDI Loan Agreement, which permits borrowings of up to $100 million will be paid off and terminated concurrently with the consummation of the Offering. As of March 31, 1997, $30 million of principal was outstanding under the JEDI Loan Agreement.

     In addition to the foregoing, on December 23, 1996, the Company issued its Subordinated Notes in the aggregate principal amount of $23.5 million, bearing interest at 7%, payable semi-annually, with principal payable in one payment on December 31, 2000 in exchange for all of its outstanding 6.5% Series A Cumulative Redeemable Preferred Stock. The Subordinated Notes contain default provisions similar to the Bank Credit Agreement and are subordinated to loans under the Bank Credit Agreement and the JEDI Loan Agreement.

     The proceeds of the Offering will be used to partially prepay indebtedness under the Bank Credit Agreement and to fully prepay indebtedness under the JEDI Loan Agreement. See "Use of Proceeds". The Company believes that after the Offering and the application of the net proceeds therefrom, the Company's available credit facilities, available cash and internally generated funds will be sufficient to meet liquidity and capital requirements assuming no material acquisitions.

                                    BUSINESS
GENERAL

     Hanover is a leading provider of a broad array of natural gas compression rental, operations and maintenance services in the United States and select international markets. As of March 31, 1997, the Company had a fleet of 1,653 compression rental units with an aggregate capacity of 604,639 horsepower. Hanover's compression services are complemented by its compressor and oil and gas production equipment fabrication operations, which broaden its customer relationships both domestically and internationally.

     Through internal growth and a series of strategic acquisitions, the Company believes it is the largest operator of rental compression horsepower capacity in the United States controlling an estimated 20% of the domestic rental market with 1,601 rental units having an aggregate capacity of approximately 535,000 horsepower at March 31, 1997. Internationally, the Company estimates it is one of the largest providers of compression services in the rapidly growing South American market, primarily in Argentina and Venezuela, operating 52 units with approximately 70,000 horsepower at March 31, 1997. In order to continue its international expansion, Hanover recently entered into a series of agreements with Wartsila, a leading global manufacturer of large horsepower engines, providing for, among other things, the fabrication and the right to exclusively market in select regions worldwide, Wartsila powered gas compression packages ranging from 1,400 to 7,850 horsepower.

     The Company's products and services are essential to the production, transportation, processing and storage of natural gas and are provided primarily to energy producers and processors. The Company's decentralized operating structure, technically experienced personnel and high quality compressor fleet, allow Hanover to successfully provide superior, reliable and timely customer service. As a result, Hanover has experienced substantial growth over the past five years and has developed and maintained a number of long-term customer relationships. This success has enabled Hanover to maintain an average horsepower utilization rate of approximately 95% over the last five years in comparison to an industry average estimated by the Company to be approximately 83%.

     Hanover currently competes primarily in the transportable natural gas compression market for units of up to 4,450 horsepower. This market, which includes rental and owner operated units, accounts for approximately 12 million horsepower in the United States and is believed to have grown between 6-10% per annum over the last five years. The Company estimates that the growth in the domestic gas compression market will continue due to the increased consumption of natural gas, the continued aging of the natural gas reserve base and the attendant decline of wellhead pressures, and the discovery of new reserves.

     The rental portion of the domestic gas compression market is currently estimated to comprise only 25% of the aggregate U.S. horsepower, having grown at an estimated 13% per annum since 1992. Growth of rental compression capacity in the U.S. market is primarily driven by the increasing trend toward outsourcing by energy producers and processors. Outsourcing provides the customer greater financial and operating flexibility by minimizing the customer's investment in equipment and enabling the customer to more efficiently resize compression units to meet the changing needs of the well, pipeline or processing plant. In addition, outsourcing typically provides the customer with more timely and technically proficient service and necessary maintenance which often reduces operating costs. Internationally, the Company estimates similar growth opportunities for compressor rental and sales due to (i) increased worldwide energy consumption, (ii) implementation of international environmental and conservation laws preventing the flaring of natural gas, and (iii) increased outsourcing by energy producers and processors.

GROWTH STRATEGY

     Since 1992, Hanover has aggressively expanded its operations. Revenues have increased from $33.1 million in 1992 to $136.0 million in 1996, while EBITDA has increased from $7.3 million in 1992 to $44.5 million in 1996. During the same period, net income has grown from $1.0 million to $10.4 million.

     Key elements of the Company's growth strategy include:

    DELIVERING A COMPREHENSIVE RANGE OF SERVICES AND PRODUCTS

      Hanover's core business provides a broad array of compression services designed to meet specific customer operating, technical and financial requirements. The Company offers its customers a full range of compressor rental, maintenance and contract compression services, together with the engineering, installation and field support necessary for cost-effective operation. As of March 31, 1997, Hanover owned and operated a diversified fleet of 1,653 gas compression rental units ranging in size from 25 to 2,650 horsepower. In this regard, management has pursued strategies that have significantly increased the average horsepower of Hanover's fleet over the past five years, and expects to continue to increase the average horsepower of its fleet. Larger horsepower applications generally require greater technical expertise and capital resources than smaller horsepower applications, which, the Company believes, enhance its competitive advantage.

      Hanover's compressor and oil and gas production equipment fabrication divisions design, engineer and assemble a fleet of larger natural gas compression units, and oil and gas production equipment, respectively, for timely delivery into the rental or sales markets. The Company's participation in the fabrication of compression units and oil and gas production equipment has broadened its customer relationships both domestically and internationally, enhancing its opportunities to increase its compression services business.

    PROMOTING INTERNAL GROWTH THROUGH A DECENTRALIZED STRUCTURE

      Hanover utilizes a decentralized management and operational structure to provide superior customer service in a relationship driven, service intensive industry. The Company's regionally based network, including maintenance and refurbishment facilities, enables it to maintain superior maintenance levels and response times, critical performance criteria which contribute to one of the highest fleet utilization rates in the industry. Local presence, experience and an in-depth knowledge of customers' operating needs and growth plans provide the Company with significant competitive advantages and internally-driven market share growth. In order to maintain this regional strength and to create incentives to attract and motivate an entrepreneurial, highly experienced management team and sales force, Hanover has implemented an equity ownership program pursuant to which approximately 100 members of the management and sales force have purchased over time approximately 14.7% of the Company's Common Stock (on a fully diluted basis before the Offering). See " Stock Option and Purchase Plans".

    PARTICIPATING IN INDUSTRY CONSOLIDATION

      The compression services industry has undergone significant change and consolidation over the past five years as energy producers and processors increasingly seek out suppliers possessing the requisite resources to meet their needs. Since mid-1993, the Company estimates that over 33% of the domestic compression rental fleet capacity has changed ownership. Hanover has been an active participant in this trend, having completed 10 major acquisitions for an aggregate consideration of approximately $109 million, adding 215,555 total horsepower and 623 compressor units to the Company's fleet through March 31, 1997. Hanover's strategy has been to utilize its decentralized structure and equity incentives to retain local management teams in order to capitalize on existing experience and customer relationships. Efficient integration of these acquisitions has permitted Hanover to accelerate the growth of the acquired businesses and expand the range of services offered. The Company plans to continue to pursue the acquisition of other companies, assets and product lines that either complement or expand its existing business.

    CAPITALIZING ON SELECT INTERNATIONAL OPPORTUNITIES

      The expanding international demand for energy is creating a growing market for natural gas compression services. While Hanover's primary market has historically been the natural gas producing basins in the United States, it has entered select international markets that management believes offer attractive long-term growth opportunities. The Company, through acquisitions and internal growth, believes it is one of the largest providers of compression services in the rapidly growing South American market, primarily in Argentina and Venezuela, operating in the aggregate over 70,000 horsepower at March 31, 1997. The Company's internationally generated rental and maintenance revenues have increased from $3.1 million in 1995 to $11.2 million in 1996 and, based on existing and recently awarded contracts, are expected to increase substantially in 1997 and 1998.

      Hanover estimates that only a small portion of the total gas compression market in South America is currently served by rental units but believes that large gas producers in the region will increasingly outsource their compression needs. In order to expand its presence in the South American market, the Company successfully utilizes local partners as well as its relationships with international energy companies such as ECT, the beneficial owner of approximately 12% of the Company's Common Stock. Furthermore, the Company also actively markets its compression fabrication services and production equipment worldwide, currently selling its compressors into China and Egypt and its production equipment into Canada, China, Mexico, the Middle East, South America and Russia.

      In order to access additional international growth opportunities and to broaden its product offerings, the Company has executed a series of agreements with Wartsila, providing for, among other things, the fabrication of Wartsila powered gas compression packages in Europe and the rental and sale of such units worldwide. Management believes that its alliance with Wartsila, pursuant to which Hanover will become the exclusive distributor in the Americas (excluding Canada) of engines ranging from 1,400 to 7,850 horsepower, will permit the Company to expand its product offerings and services.

    EXPANDING ITS CUSTOMER BASE THROUGH THE ACQUISITION AND LEASEBACK OF COMPRESSORS

      The Company estimates that United States energy producers, transporters and processors directly own and operate approximately nine million horsepower of transportable compression units of the type fabricated and leased by Hanover. This amount represents approximately 75% of the total U.S. transportable compression market. Recently, many major oil and gas companies have been divesting domestic energy reserves to independent energy producers who more frequently outsource their compressor needs in order to reduce operating costs. The Company offers these and other energy industry participants the opportunity to outsource their operations and reallocate capital to core activities through its acquisition and leaseback program, whereby the Company purchases in-place compression equipment at market values and leases the equipment back to the former owner under long-term operating and maintenance contracts. Through March 31, 1997, the Company has consummated 30 acquisition and leaseback transactions, pursuant to which it has leased compression units totalling 53,193 horsepower. Hanover believes that this strategy, together with its success in subsequently expanding upon these relationships, will promote opportunities to provide such services to other energy industry participants.

INDUSTRY OVERVIEW

  GAS COMPRESSION

     Over the life of an oil or gas well, natural reservoir pressure typically declines as reserves are produced. As the natural reservoir pressure of the well declines below the line pressure of the gas gathering or pipeline system used to transport the gas to market, gas no longer naturally flows into the pipeline. It is at this time that compression equipment is applied to economically boost the well's production levels and allow gas to be brought to market.

     In addition to such gas field gathering activities, natural gas compressors are utilized in a number of other applications, all of which are intended to enhance the productivity of oil and gas wells, gas transportation lines and processing plants. Compressors are used to increase the efficiency of a low capacity gas field by providing a central compression point from which the gas can be removed and injected into a pipeline for transmission to facilities for further processing. As gas is transported through a pipeline, compression equipment is applied to allow the gas to continue to flow in the pipeline to its destination. Additionally, compressors are utilized to re-inject associated gas to artificially lift liquid hydrocarbons which increases the rate of crude oil production from oil and gas wells. Furthermore, compression enables gas to be stored in underground storage reservoirs for subsequent extraction during periods of peak demand. Finally, in combination with oil and gas production equipment, compressors are often utilized to process and refine oil and gas into higher value added and more marketable energy sources.

     Changing well and pipeline pressures and conditions over the life of a well often require producers to reconfigure their compressor units to optimize the well production or pipeline efficiency. Due to the technical nature of the equipment, a highly trained staff of field service personnel, parts inventory and a diversified fleet of natural gas compressors are often necessary to perform such functions in the most economic manner. These requirements, however, have typically proven to be an extremely inefficient use of capital for independent natural gas producers and have caused such firms as well as natural gas processors and transporters to increasingly outsource their non-core compression activities to specialists such as Hanover.

     The advent of rental and contract compression roughly 40 years ago made it possible for natural gas producers, transporters and processors to improve the efficiency and financial performance of their operations. Compressors leased from specialists generally have a higher rate of mechanical reliability and typically generate greater productivity than those owned by oil and gas operators. Furthermore, because compression needs of a well change over time, outsourcing of compression equipment enables an oil and gas operator to better match compression to the production needs throughout the life of the well. Also, certain major domestic oil companies are seeking to streamline their operations and reduce their capital expenditures and other costs. To this end, they have sold certain domestic energy reserves to independent energy producers and are outsourcing facets of their operations. Such initiatives, in the opinion of the Company, are likely to contribute to increased rental of compressor equipment.

     Natural gas compressor fabrication involves the design, fabrication and sale of compressors to meet the unique specifications dictated by the well pressure, production characteristics and the particular applications for which compression is sought. Compressor fabrication is essentially an assembly operation in which an engine, compressor, control panel, cooler and necessary piping are attached to a frame called a "skid". A fabricator typically purchases the various compressor components from third party manufacturers but employs its own engineers and design and labor force.

     In order to meet customers' needs, gas compressor fabricators typically offer a variety of services to their customers including: (i) engineering, fabrication and assembly of the compressor unit; (ii) installation and testing of the units; (iii) ongoing performance review to assess the need for a change in compression; and (iv) periodic maintenance and replacement parts supply.

  PRODUCTION EQUIPMENT

     Oil and gas reserves are generally not marketable as produced at the wellhead. Typically, such reserves must be refined before they can be transported to market. Oil and gas production equipment is utilized to separate and treat such oil and gas immediately after it is produced in order to facilitate further processing, transportation and sale of such fuels and derivative energy sources.

Oil and gas production equipment is typically installed at the wellhead immediately prior to commencing the large scale production phase of a well and remains at the site through the life of the well.

  MARKET CONDITIONS

     The Company believes that the most fundamental force driving the demand for gas compression and production equipment is the growing consumption of natural gas. As more gas is consumed, the demand for compression and production equipment increases. In 1996, natural gas consumption in the United States was approximately 22.7 quadrillion BTUs up from 19.3 quadrillion BTUs in 1990, representing a compound annual growth rate of 2.7% per year.

     Additionally, although natural gas has historically been a more significant source of energy in the United States than in the rest of the world, foreign natural gas consumption (excluding the former Soviet Union) has grown from 27.4 quadrillion BTUs in 1990 to 34.2 quadrillion BTUs in 1995, representing a compound annual growth rate of 4.5% per year. Despite significant growth in energy demand, until recently, most non-U.S. energy markets have typically lacked the infrastructure to transport natural gas to local markets, and natural gas historically has been flared at the wellhead. Given recent environmental legislation and the construction of numerous natural gas-fueled power plants built to meet international energy demand, international compression markets are experiencing substantial growth. For example, the Institute of Gas Technology estimates that Argentine and Venezuelan gas compressor equipment rental markets will grow at approximately 15% and 10% per year, respectively, over the next 5 years. Similarly, industry analysts estimate that the energy reserve rich countries comprising the former Soviet Union and certain Asian-Pacific markets such as Indonesia and Thailand hold substantial long-term potential for the gas compression market.

     Demand for natural gas compression is expected to continue to rise as a result of: (i) the increasing demand for energy, both domestically and abroad,
(ii) environmental considerations which provide strong incentives to use natural gas in place of other carbon fuels, (iii) implementation of international environmental and conservation laws preventing the flaring of natural gas, (iv) the aging of producing natural gas reserves worldwide, and (v) the extensive supply of natural gas.

     While gas compression and production equipment typically must be highly engineered to meet demanding and unique customer specifications, the fundamental technology of such equipment has been stable and not subject to rapid technological change.

OPERATIONS

     The Company's revenues and income are derived from its three operating divisions -- compression services and rental, compressor fabrication and production equipment fabrication. For financial data relating to the Company's divisions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 14 to the Notes to the Consolidated Financial Statements.

  COMPRESSION SERVICES AND FABRICATION

     The Company provides its customers with a full range of compressor rental, maintenance and contract compression services. As of March 31, 1997, the Company's gas compressor fleet consisted of 1,653 units, ranging from 25 to 2,650 horsepower. The Company experienced 94% aggregate compression fleet utilization and 95% aggregate horsepower utilization during 1996. These utilization rates compare favorably to estimated industry averages of 85% of available horsepower and 82% of available units, respectively, during 1996. The size, type and geographic diversity of this rental fleet enables the Company to provide its customers with a range of compression units that can serve a wide variety of applications, and to select the correct equipment for the job, rather than trying to "fit" the job to its fleet of equipment.

     The Company bases its gas compressor rental rates on several factors, including the cost and size of the equipment, the type and complexity of service desired by the customer, the length of the contract, and the inclusion of any other services desired, such as installation, transportation and daily operation. Over 95% of the Company's units are operated pursuant to "contract compression" or "rental with full maintenance" contracts pursuant to which Hanover performs all maintenance and repairs on such units while under contract. In the United States onshore market, compression rental fleet units are generally leased on minimum terms of 6 to 12 months, which convert to month-to-month at the end of the stipulated minimum period. Historically, the vast majority of Hanover's customers have extended the length of their contracts, on a month-to-month basis, well beyond the initial term. In the aggregate, over the last five years, the length of domestic onshore rental contracts, including extensions, averaged 24 months in duration. Typically, the Company's compression rental units utilized in offshore and international applications carry substantially longer lease terms than those for onshore domestic applications. Over the last five years, Hanover has experienced 92% aggregate compression rental fleet utilization and a 95% aggregate horsepower utilization compared to 82% and 83% estimated industry utilizations, respectively.

     An essential element to the Company's success is its ability to provide its compression services to customers with contractually committed compressor run-times of at least 97%. Historically, run time credits have been insignificant, due largely to the Company's rigorous preventive maintenance program and extensive field service network which permits the Company to promptly address maintenance requirements. The Company's rental compressor maintenance activities are conducted at eight Hanover facilities staffed by approximately 325 experienced and factory trained maintenance personnel. Such maintenance facilities are situated in close proximity to actual rental fleet deployment to permit superior service response times.

     All rental fleet units are serviced at manufacturers' recommended maintenance intervals, modified as required by the peculiar characteristics of each individual job, and the actual operating experience of each compressor unit. Prior to the conclusion of any rental job, Hanover field management evaluates the condition of the equipment and, where practical, corrects any problems before the equipment is shipped out from the job site. Although natural gas compressors generally do not suffer significant technological obsolescence, they do require routine maintenance and periodic refurbishing to prolong their useful life. Routine maintenance includes alignment, compression checks, and other parametric checks which indicate a change in the condition of the equipment. In addition, oil and wear-particle analysis is performed on all units prior to their redeployment at specific compression rental jobs. Overhauls are done on a condition-based interval instead of a time-based schedule. In the Company's experience, these rigorous procedures maximize component life and unit availability and minimize avoidable downtime. Typically, the Company overhauls each rental compressor unit for general refurbishment every 36-48 months and anticipates performing a comprehensive overhaul of each rental compressor unit every 60 to 72 months. This maintenance program has provided the Company with a highly reliable fleet of compressors in excellent condition.

     Hanover's field service mechanics provide all operating and maintenance services for each of the Company's compression units leased on a contract compression or full maintenance basis and are on-call 24 hours a day. Such field personnel receive regular mechanical and safety training both from the Company and its vendors. Each Hanover field mechanic is responsible for specific compressor unit installations and has at his disposal a dedicated, local parts inventory. Additionally, each Hanover field mechanic operates from a fully-equipped service vehicle. Each mechanic's field service vehicle is radio or cellular equipped which allows that individual to be Hanover's primary contact with the customer's field operations staff and to be contacted at either his residence or mobile phone 24 hours per day. Accordingly, Hanover's field service mechanics are given the responsibility to promptly respond to customer service needs as they arise based on the mechanic's considerable judgment and field expertise.

     The Company considers itself to be unique in its industry in that its sales and field service organizations enjoy managerial parity within the Company, enabling these two vital organizations to work together in a highly coordinated fashion in order to deliver maximum customer service, responsiveness and reliability. The foundation for Hanover's successful field operations effort is the experience and responsiveness of its approximately 325 member compressor rental field service and shop staff of factory-trained and field-tested compressor mechanics. The Company's field service mechanics are coordinated and supported by regional operations managers who have supervisory responsibility for specific geographic areas.

     The Company's compressor fabrication business, through its wholly-owned subsidiary doing business as Hanover Maintech, designs, engineers and assembles compression units for sale to third parties as well as for placement in its compressor fleet. As of March 31, 1997, the Company had a compressor unit fabrication backlog of $12.1 million as compared to $4.9 million as of March 31, 1996. All backlog is expected to be produced within a 90-120 day period. In general, units to be sold to third parties are assembled according to each customer's specifications and sold on a turnkey basis. Components for such compressor units are acquired from third party suppliers.

  OIL AND GAS PRODUCTION EQUIPMENT

     The Company, through its wholly-owned subsidiary doing business as Hanover Smith, designs, engineers, fabricates and either sells or occasionally rents a broad range of oil and gas production equipment designed to heat, separate, dehydrate and measure crude oil and natural gas. The product line includes line heaters, oil and gas separators, glycol dehydration units and skid mounted production packages designed for both onshore and offshore production facilities. The Company maintains standard product inventories in excess of $3 million and is therefore able to meet most rush orders and minimize customer downtime. As of March 31, 1997, the Company had a production equipment fabrication backlog of $10.1 million as compared to $5.9 million as of March 31, 1996. All backlog is expected to be produced within a 90-120 day period. The Company also purchases and reconditions used production equipment which is then sold or rented.

MARKETS AND CUSTOMERS

     Hanover's customer base consists of over 500 U.S. and international companies engaged in all aspects of the oil and gas industry, including major integrated oil and gas companies, large and small independent producers, natural gas processors, gatherers and pipelines. Additionally, Hanover has negotiated more than 15 strategic alliances or preferred vendor relationships with key customers pursuant to which Hanover receives preferential consideration in customer compressor and oil and gas production equipment procurement decisions in exchange for enhanced product availability, product support, automated procurement practices and limited pricing concessions. No individual customer accounted for more than 10% of the Company's consolidated revenues during 1995 or 1996.

     The Company's compressor leasing activities are currently located in Texas, Oklahoma, Arkansas, Louisiana, New Mexico, Mississippi, Alabama, Kansas, Colorado, Montana and offshore Gulf of Mexico, Trinidad, Colombia, Venezuela and Argentina. As of March 31, 1997, approximately 13.8% and 11.4% of the Company's compressor horsepower was being used in offshore and international applications, respectively.

SALES AND MARKETING

     The Company's 30 salespeople are organized into eight sales regions reporting to the Company's Vice President of Sales. Hanover's sales representatives aggressively pursue the rental and sale market in their respective territories for compressors and production equipment. Each

Hanover salesperson is assigned a customer list on the basis of the experience and personal relationships of the salesperson and the individual service requirements of the customer. This customer and relationship-focused strategy is communicated through frequent direct contact, technical presentations, print literature, print advertising and direct mail. Hanover's advertising and promotion strategy is a "concentrated" approach, tailoring specific messages into a very focused presentation methodology.

     Additionally, Hanover's salespeople coordinate with each other to effectively pursue customers who operate in multiple regions. The salespeople maintain intensive contact with the Company's operations personnel in order to promptly respond to and satisfy customer needs. The Company's sales efforts concentrate on demonstrating Hanover's commitment to enhancing the customer's cash flow through superior product design, fabrication, installation, customer service and after-market support.

     Upon its receipt of a request for proposal or bid by a customer, Hanover assigns a team of sales, operations and engineering personnel to analyze the application and prepare a quotation, including selection of the equipment, pricing and delivery date. The quotation is then delivered to the customer, and if Hanover is selected as the vendor, final terms are agreed upon and a contract or purchase order is executed. The Company's engineering and operations personnel also often provide assistance on complex compressor applications, field operations issues or equipment modifications.

COMPETITION

     The natural gas compression services and fabrication business is highly competitive. Overall, the Company experiences considerable competition from companies with significantly greater financial resources and, on a regional basis, from several smaller companies which compete directly with the Company. The Company believes it is currently the largest natural gas compression company in the United States on the basis of aggregate rental horsepower.

     Compressor industry participants can achieve significant advantages through increased size and geographic breadth. As the number of rental units increases in a rental fleet, the number of sales, engineering, administrative and maintenance personnel required does not increase proportionately. As a result, companies such as Hanover with larger rental fleets have relatively lower operating costs and higher margins due to economies of scale than smaller companies.

     One of the significant cost items in the compressor rental business is the amount of inventory required to service rental units. Each rental company must maintain a minimum amount of inventory to stay competitive. As the size of the rental fleet increases, the required amount of inventory does not increase in the same proportion. The larger rental fleet companies can generate cost of capital savings through reduced percentage of inventory.

     The Company believes that it competes effectively on the basis of price, customer service, including the availability of personnel in remote locations, flexibility in meeting customer needs and quality and reliability of its compressors and related services.

     The Company's compressor fabrication business competes with other fabricators of compressor units. The compressor fabrication business is dominated by a few major competitors, several of which also compete with the Company in the compressor rental business. Although sufficient information is not available to definitively estimate the Company's relative position in the compressor fabrication market, management believes that the Company is among the largest compressor fabrication companies in the U.S.

     The production equipment business is a highly fragmented business with approximately eight substantial U.S. competitors. Although sufficient information is not available to definitively estimate the Company's relative position in this market, the Company believes that it is among the top three oil and gas production equipment fabricators in the United States.

PROPERTIES

     The Company owns its corporate offices in Houston, Texas, which are housed in a combination corporate office and compressor fabrication complex, including a 192,000 square foot plant located on approximately 28 acres. This facility is anticipated to provide the Company with sufficient space and capacity for at least the next three years after expansion of the corporate offices, which is currently underway. The Company also owns (i) an 11,700 square foot combination office and maintenance facility located on 6.5 acres in Oklahoma City, Oklahoma,
(ii) an 8,000 square foot combination office and maintenance facility situated on six acres in Pocola, Oklahoma, (iii) 12,000 square feet of maintenance facilities situated on 3.5 acres in Midland, Texas, (iv) a 5,000 square foot sales and service facility situated on one acre located in Corpus Christi, Texas, (v) a 13,000 square foot facility on 17 acres in East Bernard, Texas which is being converted to an engine remanufacturing and training facility, and, (vi) a 210,000 square foot production equipment manufacturing facility located on 82 acres in Columbus, Texas. The Company also leases maintenance facilities aggregating 23,000 square feet in Victoria, Texas and Lafayette, Louisiana under five and ten-year leases, respectively.

GOVERNMENT REGULATION

     The Company is subject to various federal and state laws and regulations relating to environmental protection, including regulations regarding emission controls. These laws and regulations may affect the costs of the Company's operations. As with any owner of property, the Company is also subject to clean-up costs and liability for hazardous materials, asbestos, or any other toxic or hazardous substance that may exist on or under any of its properties.

     The Company believes that it is in substantial compliance with environmental laws and regulations and that the phasing in of emission controls and other known regulatory requirements at the rate currently contemplated by such laws and regulations will not have a material adverse effect on the Company's financial condition or results of operations. Notwithstanding, in part because of the Company's rapid growth through several recent acquisitions, the Company may not be in compliance with certain environmental requirements. For example, some of the Company's facilities may not possess proper waste generation identification numbers, may not be in compliance with underground storage tank ("UST") registration requirements, and may require the installation of secondary containment around various material storage areas. In addition, the Company has not yet determined whether it needs certain permits (such as stormwater discharge permits, air emission permits, and National Pollutant Discharge Elimination System ("NPDES") permits) or certain plans (such as SPCC Plans) at several of its facilities. The Company is investigating these issues and is planning to take action where appropriate.

     The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. Furthermore, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment.

     The Resource Conservation and Recovery Act ("RCRA") and regulations promulgated thereunder govern the generation, storage, transfer and disposal of hazardous wastes. The Company must comply with RCRA regulations for any of its operations that involve the generation, management, or disposal of hazardous wastes (such as painting activities or the use of solvents).

     Stricter standards in environmental legislation that may affect the Company may be imposed in the future, such as proposals to make hazardous wastes subject to more stringent and costly handling, disposal and clean-up requirements. While the Company may be able to pass on the additional costs of complying with such laws to its customers, there can be no assurance that attempts to do so will be successful. Accordingly, new laws or regulations or amendments to existing laws or regulations could require the Company to undertake significant capital expenditures and could otherwise have a material adverse effect on the Company's business, results of operations and financial condition.

     From time to time since President Clinton took office, his administration has proposed various taxes with respect to the energy industry, none of which have been enacted and all of which have received significant scrutiny from various industry lobbyists. At the present time, given the uncertainties regarding the proposed taxes, including the uncertainties regarding the terms which the proposed taxes might ultimately contain and the industries and persons who may ultimately be the subject of such taxes, it is not possible to determine whether any such tax will have a material adverse affect on the Company. See also "Risk Factors -- Environmental Liability Risks".

LEGAL PROCEEDINGS

     The Company is not currently involved in any material litigation or proceeding and is not aware of any such litigation or proceeding threatened against it.

EMPLOYEES

     As of March 31, 1997, the Company had approximately 850 employees. No employees are represented by labor unions and the Company believes that its relations with its employees are satisfactory.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The executive officers, directors and key employees of the Company are identified below.

             NAME               AGE                       POSITION
             ----               ---                       --------
Michael A. O'Connor...........  62    Chairman of the Board; Director
Michael J. McGhan.............  42    President and Chief Executive Officer; Director
Curtis Bedrich................  54    Chief Financial Officer and Treasurer
William S. Goldberg...........  39    Executive Vice President; Director
Ted Collins, Jr...............  59    Director
Melvyn N. Klein...............  55    Director
Alvin V. Shoemaker............  58    Director
William E. Simon, Jr..........  45    Director
Robert R. Furgason............  61    Director
Carl M. Koupal, Jr............  43    Director
Charles D. Erwin..............  36    Vice President, Sales*
Joe C. Bradford...............  39    Vice President, Operations -- International*
William C. Bryant.............  45    Vice President, Operations -- Mid Continent*
Maxwell C. McDonald...........  49    Vice President, Operations -- Southeast*
Jerry Bob McCollum............  45    Vice President, Operations -- Western Division*
Donald M. DeVille.............  41    Vice President, Operations -- Support*
Teddy J. Head.................  44    Vice President, Operations -- South Texas*
Robert "Bo" Pierce............  38    Vice President, Operations -- Fabrication*
Richard S. Meller.............  40    Corporate Secretary

---------------

* Key employee.

     The principal occupations and positions for the past five years, and in certain cases prior years, of the executive officers, directors and key employees named above are set forth below. References to service with the Company includes service with its predecessors.

     MICHAEL A. O'CONNOR has served as Chairman of the Board and a director of the Company since January 1992. Prior thereto, Mr. O'Connor served as president of Gas Compressors Inc. from 1965 through 1986 and was a private investor from January 1987 through December 1991. Mr. O'Connor also serves as an officer and a director of certain subsidiaries of the Company.

     MICHAEL J. MCGHAN has served as President and Chief Executive Officer of the Company since October 1991 and served as Chief Operating Officer of the Company from December 1990 through October 1991. Mr. McGhan has served as a director of the Company since March 1992. Prior to December 1990, Mr. McGhan was sales manager of Energy Industries, Inc. ("EII"). Mr. McGhan has been involved in the gas compression industry for 18 years. Mr. McGhan also serves as an officer and as a director of certain subsidiaries of the Company.

     CURTIS BEDRICH has served as Chief Financial Officer and Treasurer of the Company since November 1991. Mr. Bedrich served as Vice President of Adobe Resources Corporation from June 1980 until January 1991. Mr. Bedrich has been involved in the oil and gas industry for 19 years. Mr. Bedrich also serves as an officer of certain subsidiaries of the Company.

     WILLIAM S. GOLDBERG has served as Executive Vice President and director of the Company since May 1991. Mr. Goldberg has been employed by GKH since 1988 and has served as Managing Director of GKH since June 1990. Mr. Goldberg also serves as an officer and a director of certain affiliates of the Company. Mr. Goldberg is also a director of DVI, Inc.

     TED COLLINS, JR. has served as a director of the Company since April 1992. Mr. Collins has served as President of Collins & Ware, Inc., an independent oil and gas exploration and production company located in Midland, Texas, since January 1988. From July 1982 through December 1987, Mr. Collins served as President of Enron Oil & Gas Company. Additionally, Mr. Collins is the Chairman of the Board of Mid Louisiana Gas Company, an interstate pipeline which serves municipal, industrial and residential customers in Louisiana and Mississippi. Mr. Collins has 36 years of experience in the oil and gas industry.

     MELVYN N. KLEIN has served as a director of the Company since May 1991. Mr. Klein is the sole stockholder of a corporation which is a general partner of GKH Partners, L.P. Mr. Klein has been an attorney and counselor-at-law since 1968. Mr. Klein is a director of Bayou Steel Corporation, Anixter International Corporation, Santa Fe Energy Resources, Inc. and certain privately held companies. Mr. Klein is also a founder and principal of Questor Partners Fund, L.P.

     ALVIN V. SHOEMAKER has served as a director of the Company since May 1991 and has been a private investor since his retirement as Chairman of the Board of the First Boston Corporation and First Boston, Inc. in January 1989.

     WILLIAM E. SIMON, JR. has served as a director of the Company since December 1995. Mr. Simon is also the Executive Director of William E. Simon & Sons, L.L.C., a private investment company and is a former Assistant United States Attorney for the Southern District of New York.

     ROBERT R. FURGASON has served as a director of the Company since May 1995. Mr. Furgason is the President of Texas A&M University Corpus Christi, and has held a series of faculty and administrative positions at various universities. Mr. Furgason is the former President of the Accreditation Board for Engineering and Technology Board of Directors, and also serves on a number of other accreditation and policy boards.

     CARL M. KOUPAL, JR. has served as a director of the Company since April 1997. Mr. Koupal is also an Executive Vice President and Chief Administrative Officer of Western Resources. Mr. Koupal has worked for Western Resources in various capacities since March 1992.

     CHARLES D. ERWIN has served as a Vice President of the Company since October 1990 and served as a sales representative of EII from 1985 until October 1990. Mr. Erwin has been involved in the gas compression industry for 11 years.

     JOE C. BRADFORD has served as a Vice President of the Company since March 1993 and served as Operations Manager from January 1991 until March 1993. Mr. Bradford has been involved in the oil and gas industry for 22 years.

     WILLIAM C. BRYANT has served as a Vice President of the Company since October 1990 and served as a sales representative of EII from 1988 until October 1990. Mr. Bryant has been involved in the gas compression industry for 20 years.

     MAXWELL C. MCDONALD has served as a Vice President of the Company since December 1990 and served as President of C&B Sales and Service, Inc. from 1985 until its acquisition by the Company in 1990. Mr. McDonald has been involved in the gas compression industry for 22 years.

     JERRY BOB MCCOLLUM has served as a Vice President of the Company since November 1996 and served as Operations Manager from April 1995 to November 1996. Mr. McCollum was President of McCollum Industrial Corporation from April 1985 until its acquisition by the Company in April 1995. Mr. McCollum has been involved in the gas compression industry for 25 years.

     DONALD M. DEVILLE has served as a Vice President of the Company since February 1996 and served as Rental Fleet Manager since January 1992. Mr. DeVille has been involved in the gas compression industry for 17 years.

     TEDDY J. HEAD has served as a Vice President of the Company since February 1996 and served as Operations Manager of Astra since 1990. Mr. Head has been involved in the gas compression industry for 23 years.

     ROBERT "BO" PIERCE has served as Vice President of the Company since April 1995 and previously served as Vice President of Maintech Enterprises since July 1990. Mr. Pierce has been involved in the gas compression industry for 7 years and has a total of 13 years experience in compressor fabrication and construction.

     RICHARD S. MELLER has served as Secretary of the Company since 1991 and has been a partner in the law firm of Neal, Gerber & Eisenberg, the Company's legal counsel, since 1989.

     All directors hold office until the annual meeting of the stockholders following their election or until their successors are duly elected and qualified. For agreements respecting the nomination of directors, see "Certain Transactions -- Stockholders' Agreements". Executive officers are appointed by and serve at the discretion of the Board.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established an Executive Committee, Audit Committee, Compensation Committee and Finance Committee.

     The Executive Committee, to the extent permitted by Delaware law, has all powers and rights of the Board of Directors. The members of the Executive Committee are Messrs. O'Connor (Chairman), Goldberg, Klein and McGhan.

     The Audit Committee is primarily concerned with the effectiveness of the Company's accounting policies and practices, financial reporting and internal controls. The Audit Committee is authorized to (i) select, retain and dismiss the Company's independent accountants; (ii) review the plans, scope and results of the annual audit, the independent accountant's letter of comments and management's response thereto, and the scope of any non-audit services which may be performed by the independent accountants; (iii) manage the Company's policies and procedures with respect to internal accounting and financial controls and
(iv) review any changes in accounting policy. The members of the Audit Committee are Messrs. Collins (Chairman) and Simon.

     The Compensation Committee is authorized and directed to review and approve compensation and benefits of the executive officers, to review and approve the annual salary plans, to review and advise the Board of Directors regarding the benefits, including bonuses, and other terms and conditions of employment of other employees. Members of the Compensation Committee are Messrs. Shoemaker (Chairman) and Furgason.

     The Finance Committee is authorized and directed to exercise authority pertaining to the financial structure and capitalization of the Company and recommend to the Board of Directors for sale and/or purchase debt and equity securities and the sale of net assets comprising all or substantially all of the assets of the Company. The members of the Finance Committee are Messrs. Goldberg (Chairman), O'Connor, Shoemaker and Collins.

                             EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning the compensation paid by the Company to its Chairman of the Board, Chief Executive Officer and Chief Financial Officer in 1996 (collectively, the "Named Executive Officers"):

                         SUMMARY COMPENSATION TABLE (1)

                                                              ANNUAL COMPENSATION(2)
                          NAME AND                            ----------------------
                     PRINCIPAL POSITION                        SALARY      BONUS(3)
                     ------------------                       ---------    ---------
Michael A. O'Connor.........................................   $130,000     $160,000
  Chairman of the Board
Michael J. McGhan...........................................    150,000      190,000
  President and Chief
  Executive Officer
Curtis A. Bedrich...........................................    120,000      115,000
  Chief Financial Officer
  and Treasurer

---------------

(1) Mr. Goldberg, a Managing Director of GKH, is also the Executive Vice President of the Company and spends substantial time on the Company's business. He does not currently receive separate remuneration from the Company, which reimburses GKH for certain expenses incurred by Mr. Goldberg in connection with his efforts on the Company's behalf. See "Certain Transactions -- Certain Relationships and Related Transactions".

(2) Amounts exclude perquisites and other personal benefits because such compensation did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each executive officer.

(3) Annual bonus amounts represent estimated amounts earned and accrued during 1996 which were paid subsequent to the end of such year.

                         FISCAL YEAR-END OPTION VALUES

                                       NUMBER OF SHARES UNDERLYING
                                        UNEXERCISED OPTIONS AS OF            VALUE OF OPTIONS
                                           DECEMBER 31, 1996(1)         AS OF DECEMBER 31, 1996(2)
                                       ----------------------------    ----------------------------
                                       EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                                       -----------    -------------    -----------    -------------
Michael O'Connor.....................     311,550        629,471       $4,597,044      $9,265,713
Michael J. McGhan....................     148,957        243,619        2,203,223       3,547,690
Curtis A. Bedrich....................      79,806        188,231        1,189,069       2,741,834

---------------

(1) No options were granted to or exercised by any Named Executive Officer in 1996.

(2) Calculated using the initial public offering price of $19.50 per share as the assumed fair market value per share of Common Stock on December 31, 1996.

DIRECTORS' COMPENSATION

     The only director to receive compensation for his service on the Board during 1996 was Robert Furgason. The Company paid Mr. Furgason a director's fee of $15,000, plus $2,500 for each Board meeting he attended in person, subject to an annual cap of $20,000.

     Following consummation of the Offering, all outside directors will be paid an annual fee of $10,000.

                        STOCK OPTION AND PURCHASE PLANS

     The Company previously adopted the Stock Compensation Plan, the 1993 Management Stock Option Plan, the Senior Executive Stock Option Plan, the 1995 Management Stock Option Plan, the 1995 Employee Option Plan, the Incentive Option Plan, and the 1996 Employee Stock Option Plan (collectively, the "Plans"), all of which will be terminated upon consummation of the Offering. Pursuant to the Plans, the Company has from time to time granted options to purchase an aggregate of 2,400,174 shares of Common Stock at exercise prices ranging from $.01 per share to $13.93 per share and a weighted average exercise price of $5.11 per share. To the extent any such options have not previously vested, the options will become fully vested and exercisable, upon consummation of the Offering. Termination of these Plans will have no effect on options previously granted thereunder.

     On April 8, 1997, the Board adopted the 1997 Stock Option Plan (the "1997 Option Plan") and the 1997 Stock Purchase Plan (the "1997 Purchase Plan," and together with the 1997 Option Plan, the "1997 Plans"). The 1997 Plans, which are administered by the Compensation Committee, permit the Board to issue, subject to consummation of the Offering, options and restricted stock ("Restricted Stock") with respect to 5% of the fully diluted shares of Common Stock outstanding immediately after the Offering. All options issuable under the 1997 Option Plan will be nonstatutory options and are not classified as "incentive stock options" within the meaning of section 422 of the Code. Employees, directors and officers of the Company and its subsidiaries are eligible to participate in the 1997 Plans and to receive grants of awards thereunder. The selection of persons who will receive grants under the 1997 Plans (the "Participants") is in the sole discretion of the Compensation Committee. The number of shares of Common Stock that may be issued under options or as Restricted Stock to any Participant may not exceed 60,000. To date, pursuant to the 1997 Plans, each of Messrs. McGhan and Bedrich have been offered the opportunity to receive options to purchase 41,189 and 14,416 shares of Common Stock, respectively, and the opportunity to purchase 28,938 and 10,128 shares of Restricted Stock, respectively. Future awards to be made to the Named Executive Officers pursuant to the 1997 Plans, if any, cannot be determined at this time. The exercise price of any option granted under the 1997 Option Plan may be greater than, less than or equal to the fair market value of the Common Stock on the date of grant, as determined by the Compensation Committee.

     Options granted under the 1997 Option Plan expire upon the earliest to occur of (i) a period not to exceed ten years from the date of grant; (ii) the date on which it is forfeited under the terms of the 1997 Option Plan due to termination of employment; (iii) with respect to vested options, three months after the Participant's termination of employment by the Company for any reason other than Cause (as defined in the 1997 Option Plan), death or disability; or
(v) twelve months after the Participant's death or disability.

     Unless the Compensation Committee establishes a different vesting schedule, options to be granted pursuant to the 1997 Option Plan shall become 10% vested upon the first anniversary of the grant date, 30% vested upon the second anniversary of the grant date, 60% vested upon the third anniversary of the grant date and 100% vested upon the fourth anniversary of the grant date. Notwithstanding the foregoing, if a Participant's employment is terminated for Cause, then such Participant will forfeit all options, whether or not previously vested. All unvested options are forfeited upon a Participant's termination of employment.

     Upon a Change of Control (as defined in the 1997 Option Plan), the Company has the right to acquire from Participants their vested options for a cash payment equal to the difference between the price per share established in the Change of Control and the exercise price. Additionally, upon a Change of Control, all unvested options granted under the 1997 Option Plan would be converted into either options to purchase the securities of the acquirer in the Change of Control on the same terms and conditions as apply to such options under the 1997 Option Plan or such consideration as the

Participant would have received had the options been fully vested or be treated as otherwise determined by the Compensation Committee.

     The Compensation Committee has granted certain executive officers and other employees of the Company the right to receive options to purchase an aggregate of 908,212 shares of Common Stock pursuant to the 1997 Option Plan at the initial public offering price. As a condition of such grants, the Participant must agree not to sell more than a certain percentage, as determined by the Compensation Committee, of the shares of Common Stock held by such Participant or issuable to such Participant upon the exercise of options at the time of the Offering, for a period ending on the earlier of (a) the fourth anniversary of the Offering, or (b) the date upon which GKH sells or otherwise distributes all of its equity holdings in the Company. In exchange, the maturity of certain loans made by the Company to the Participants in connection with the Participants' prior purchases of Common Stock will be extended to the fourth anniversary of the Offering.

     The Compensation Committee has awarded certain executive officers and other employees the right to purchase 264,780 shares of Restricted Stock pursuant to the 1997 Purchase Plan at the initial public offering price. As a condition of such awards the Participant must agree not to sell more than a certain percentage, as determined by the Compensation Committee, of the shares of Common Stock held by such Participant or issuable to such participant upon the exercise of options at the time of the Offering, for a period ending on the earlier of
(a) the fourth anniversary of the Offering, or (b) the date upon which GKH and its affiliates sells or otherwise distributes all of its equity holdings in the Company. The Company has agreed to lend, on a full recourse basis, the Participants the necessary amount to purchase such shares of Restricted Stock. In the event the Participant has remained in the employ of the Company and the Company has met certain performance thresholds, upon the fourth anniversary of the date of grant, the Participant may receive a one time cash payment. In addition, the Company has agreed to extend the maturity of certain loans made by the Company to the Participants in connection with the Participants' prior purchases of Common Stock to the fourth anniversary of the date of grant of such Restricted Stock.

                              CERTAIN TRANSACTIONS
STOCKHOLDERS' AGREEMENTS

     The Company and most of its existing stockholders are parties to various stockholder agreements which provide for, among other things, (i) a right of first refusal of the Company and a right of second refusal of GKH or its designee with respect to any proposed transfer of Common Stock (except transfers to affiliates of such transferring stockholders), (ii) the right of GKH to compel the other parties thereto to sell their Common Stock upon the sale by GKH of all of its Common Stock, (iii) the right of the parties thereto to participate in the sale by GKH of more than fifty percent of the Common Stock then owned by GKH, and (iv) the right (but not the obligation) of the Company to require certain employee stockholders to sell such employees' Common Stock to the Company upon the respective dates of termination of employment with the Company or any of its affiliates at prices which vary based upon the reason for such termination. Upon consummation of the Offering, the provisions of these agreements will no longer be operative, except (a) the rights described in clauses (ii), (iii) and (iv) will survive, (b) JEDI's right to receive notice of and designate observers to attend board meetings and the Company's obligation to provide Rule 144A information to certain prospective transferees of JEDI's stock in the Company will survive and (c) Westar's rights of visitation and inspection and the Company's obligation to provide Rule 144A information to certain prospective transferees of Westar's Common Stock will also survive.

REGISTRATION RIGHTS AGREEMENTS

     The Company, GKH, JEDI, Westar and other stockholders, together holding approximately 90% of the Company's Common Stock prior to the Offering (GKH, JEDI, Westar and such other stockholders, hereinafter "Holders") are parties to a Registration Rights Agreement (the "Regis-tration Rights Agreement"). The Registration Rights Agreement generally provides that in the event the Company proposes to register shares of its capital stock or any other securities under the Act, then upon the request of those Holders owning in the aggregate at least 2.5% of the Common Stock or derivatives thereof (the "Registrable Securities") then held by all of the Holders, the Company will use its reasonable best efforts to cause the Registrable Securities so requested by the Holders to be included in the applicable registration statement, subject to underwriter cutbacks. The Company agrees to pay all registration expenses in connection with registrations of Registrable Securities effected pursuant to the Registration Rights Agreement; however, all fees and expenses relating to the distribution of such Registrable Securities are to be borne by the Company and each Holder pro rata based on the number of Registrable Securities included in the registration for the account of the Company and each Holder. In addition, after December 5, 1998, any single Holder of Common Stock which owns 18% or more of the Common Stock has the right to demand, on one occasion, the registration of its Common Stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     GKH Partners, L.P. ("Partners"), the beneficial owner of 11,511,488 shares (approximately 49.8% prior to the Offering) of the outstanding Common Stock, and the Company have entered into an agreement whereby in exchange for investment banking and financial advisory services rendered and to be rendered by Partners, the Company has agreed to pay Partners a fee equal to .75% of the equity value of the Company determined and payable at such time as (i) a disposition of shares of the Company resulting in GKH owning less than 25% of the outstanding Common Stock or (ii) any other transaction occurs resulting in the effective sale of the Company or its business by the current owners.

     As of December 31, 1996, the Company leased one compressor to an affiliate of Cockrell Oil and Gas, L.P., which is owned 50% by the Fund. The lease is on a month-to-month basis and, for the year ended 1996, $228,540 was billed under the lease.

     As of December 31, 1996, the Company leased seven compressors to affiliates of ECT. For the year ended December 31, 1996, the Company billed $701,000 to affiliates of ECT, on leases with terms ranging from 6-12 months. In addition, another affiliate of ECT is currently the lender under the JEDI Loan Agreement.

     As of December 31, 1996, the Company leased ten compressors to affiliates of Westar. The leases vary in length from 36-60 months, and $2,237,746 was billed to affiliates of Western Resources for the year ended December 31, 1996.

     On December 23, 1996, the Company's outstanding 6 1/2% Cumulative Redeemable Series A Preferred Stock, approximately 86% of which was owned by GKH and affiliates of members of the Company's Board of Directors, was exchanged for Subordinated Notes in the aggregate principal amount of approximately $23.5 million, bearing interest at 7.0% per annum and maturing December 31, 2000. The principal amount of the Subordinated Notes represented the redemption amount of the Series A Preferred Stock and accrued dividends thereon.

     On December 23, 1996, JEDI, with the agreement of the Company, converted the Company's Series B Preferred Stock into 800,308 shares of Common Stock and received a payment of $1,400,000 in connection therewith.

     Mr. Collins, a director and stockholder of the Company, controls a corporation which owns a 50% interest in a joint venture to which the Company leases compressors pursuant to a long-term lease which provides for monthly payments of $56,450. For the year 1996, the Company leased three compressors to affiliates of Mr. Collins. The leases vary from 12-36 months, and during 1996, $535,800 was billed to affiliates of Mr. Collins under the leases.

     During February 1997, Hanover issued 5,152 shares of Common Stock to a trust for the benefit of Mr. Meller, an executive officer of the Company, and a member of its outside legal counsel, for $75,000.

     Management believes that the terms of the foregoing transactions were no less favorable to the Company than those that would otherwise be obtainable in arms' length transactions with unaffiliated third parties.

     Set forth below is certain information concerning the indebtedness of executive officers and directors to the Company. All of such indebtedness was incurred in connection with the acquisition of shares of Common Stock.

                                             AGGREGATE                        WEIGHTED
                                               AMOUNT         LARGEST         AVERAGE
                                            OUTSTANDING      AGGREGATE        RATE OF
                                               AS OF          AMOUNT       INTEREST AS OF
                                            DECEMBER 31,    OUTSTANDING     DECEMBER 31,
                                                1996        DURING 1996         1996
                                            ------------    -----------    --------------
Michael O'Connor..........................   $1,155,775     $1,155,775           8.25%
Michael J. McGhan.........................      476,553        476,553           8.25
Curtis Bedrich............................      367,950        367,950           8.25

     At the request of the Company, certain of the Underwriters have reserved, pursuant to a reserved share program, up to 5% of the shares of Common Stock offered hereby for sale at the initial public offering price to certain persons associated with, or designated by, the Company. In connection with the reserved share program, the Company may lend up to $1 million in the aggregate to Company employees for the purpose of participating in such program. The number of shares available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares not so purchased will be released for sale by the Underwriters to the general public no later than the closing date of the Offering (which is expected to be four business days after the date of this Prospectus) on the same terms as the other shares offered hereby.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of June 6, 1997, and as adjusted to reflect the sale of shares of Common Stock offered by the Company and the Selling Stockholders hereby, for (i) each stockholder who is known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each Named Executive Officer,
(iv) all directors and executive officers of the Company as a group and (v) each Selling Stockholder.

                                                   SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                                                   OWNED PRIOR TO THE                         OWNED AFTER THE
                                                        OFFERING              SHARES            OFFERING(1)
                                                 -----------------------      BEING       -----------------------
               NAME AND ADDRESS                    NUMBER     PERCENT(2)     OFFERED        NUMBER     PERCENT(2)
               ----------------                  ----------   ----------   ------------   ----------   ----------
GKH Partners, L.P.(3)..........................  11,511,488      49.8%             --     11,511,488      42.2%
  200 West Madison Street
  Chicago, Illinois 60606
Melvyn N. Klein(3)(4)..........................  11,511,488      49.8              --     11,511,488      42.2
  Mercantile Tower, Suite 1940
  615 North Upper Broadway
  Corpus Christi, Texas 78477
GKH Investments, L.P.(3)(5)....................  11,092,432      48.0              --     11,092,432      40.7
  200 West Madison Street
  Chicago, Illinois 60606
Westar Capital, Inc............................   5,244,494      22.9       2,073,978      3,170,516      11.7
  818 Kansas Street
  Topeka, Kansas 66601
Joint Energy Development Investments Limited
  Partnership..................................   2,761,950      12.1              --      2,761,950      10.2
  1400 Smith Street
  Houston, Texas 77002
New Prospect Drilling Company..................      17,639         *          17,639             --        --
John Oxley.....................................       2,095         *           2,095             --        --
Etore Barbatelli...............................      29,021         *          29,021             --        --
Aimee Simon Bloom..............................      28,269         *          11,060         17,209      *
Julie Simon Munro..............................      28,269         *          11,060         17,209      *
Carol Leigh Porges.............................      28,269         *          11,060         17,209      *
Trust f/b/o Christopher Shoemaker..............      44,795         *           8,959         35,836      *
Trust f/b/o John Shoemaker.....................      44,795         *           8,959         35,836      *
Trust f/b/o Julie Shoemaker....................      44,795         *           8,959         35,836      *
Trust f/b/o Peter Shoemaker....................      44,795         *           8,959         35,836      *
The Simon Children's Trust.....................      31,600         *           6,320         25,280      *
J. Peter Simon.................................     286,438         *         118,500        167,938      *
Johanna Katrina Simon..........................      28,269         *          11,060         17,209      *
Mary Beth Streep...............................      28,269         *          11,060         17,209      *
Michael A. O'Connor(6).........................   1,186,721       5.0              --      1,186,721       4.4
Michael J. McGhan(6)...........................     495,039       2.1              --        495,039       1.8
Ted Collins, Jr................................     171,959      *                 --        171,959      *
William S. Goldberg(7).........................          --        --              --             --        --
Alvin V. Shoemaker(8)..........................     256,290       1.1          51,258        205,032      *
Curtis Bedrich(6)..............................     356,568       1.5              --        356,568       1.3
William E. Simon, Jr.(9).......................     289,496       1.3          56,880        232,616      *
Robert A. Furgason.............................       3,950      *                 --          3,950      *
Carl M. Koupal, Jr.............................          --     --                 --             --        --
All directors and executive officers as a group
  (11 persons including the directors and
  executive officers named above)..............  14,276,663      57.8         108,138     14,168,525      49.1

---------------

  * Less than 1%.

(1) Assumes that the Underwriters' over-allotment option is not exercised.

(2) There are presently 31,347 treasury shares issued which are not counted as outstanding in calculating the beneficial ownership percentages.

(3) Includes 184,370 shares of Common Stock issuable upon exercise of warrants which are or first become exercisable within 60 days from the date hereof, and 10,914,775 shares of Common Stock owned by GKH Investments, L.P. GKH Partners, L.P. is the general partner of GKH Investments, L.P.

(4) Mr. Klein, who is a director of the Company, is the sole stockholder of a corporation which is a general partner of GKH Partners, L.P. By virtue of his relationship to GKH Partners, L.P., Mr. Klein may be deemed to share beneficial ownership of the shares of Common Stock owned by GKH Partners, L.P. and GKH Investments, L.P. Mr. Klein disclaims beneficial ownership of all shares owned by GKH Partners, L.P. and GKH Investments, L.P.

(5) Does not include 412,343 shares of Common Stock owned by GKH Partners, L.P., a Delaware limited partnership, as nominee for GKH Private Limited, a Singapore corporation. GKH Partners, L.P. is the general partner of GKH Investments, L.P.

(6) Includes 392,576, 941,020 and 268,035 shares subject to options held by Messrs. McGhan, O'Connor and Bedrich, respectively, which are, or will become, exercisable within 60 days. Mr. O'Connor's address is c/o the Company's principal executive offices.

(7) Does not include 81,654 shares of Common Stock (less than 1% of the outstanding shares) owned by Mr. Goldberg's wife, Nancy K. Goldberg, not individually, but solely as trustee of the Nancy K. Goldberg Declaration of Trust. Mr. Goldberg disclaims beneficial ownership of such shares.

(8) Excludes shares beneficially owned directly or indirectly by members of Mr. Shoemaker's family as to which Mr. Shoemaker disclaims beneficial ownership.

(9) Excludes shares beneficially owned directly or indirectly by members of Mr. Simon's family as to which Mr. Simon disclaims beneficial ownership.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company currently consists of 100,000,000 shares of Common Stock and 3,000,000 shares of Preferred Stock, $.01 par value per share, ("Preferred Stock"). The following summary description relating to the capital stock does not purport to be complete. For a detailed description, reference is made to the Amended and Restated Certificate of Incorporation of the Company (the "Certificate"), which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     As of March 31, 1997, 22,943,693 shares of Common Stock were issued and held of record by approximately 137 stockholders (including 31,347 treasury shares held by the Company). The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferential rights with respect to the Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of legally available funds. In the event of a liquidation, dissolution, sale or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights. Holders of Common Stock will have no preemptive or subscription rights upon consummation of the Offering. The outstanding shares of Common Stock are, and the shares of Common Stock to be issued pursuant to this Offering will be, fully paid and nonassessable. Additionally, the Bank Credit Agreement prohibits the payment of dividends on the Company's Common Stock without the lenders' prior written consent and such dividends will also be subject to, and may be limited by the terms of Preferred Stock hereafter issued.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services.

PREFERRED STOCK

     As of March 31, 1997, no shares of Preferred Stock were outstanding.

     The Board has the authority to cause the Company to issue, without any further vote or action by the stockholders, shares of Preferred Stock in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series.

SPECIAL PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND DELAWARE LAW

  LIMITATION OF DIRECTOR LIABILITY

     Section 102(b)(7) of the Delaware General Corporation Law ("Section 102(b)") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Section 102(b) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Company's Certificate of Incorporation limits the liability of directors to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Section 102(b). Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

  INDEMNIFICATION

     To the maximum extent permitted by law, the Company's Certificate of Incorporation and Bylaws provide for mandatory indemnification of directors and officers and permit indemnification of officers, employees and agents of the Company against all expense, liability and loss to which they may become subject or which they may incur as a result of being or having been a director, officer, employee or agent of the Company. In addition, the Company must advance or reimburse directors, and may advance or reimburse officers, employees and agents for expenses incurred by them in connection with indemnifiable claims.

  CERTAIN PROVISIONS OF DELAWARE LAW

     The Company will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of transaction which the person became an interested stockholder, unless (a) before that person became an interested stockholder, the Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder. Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office. "Business combination" includes mergers, assets sales and other transactions resulting in a financial benefit to the stockholder. "Interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 27,079,013 shares of Common Stock outstanding (28,071,037 shares if the Underwriters' over-allotment option is exercised in full). Of these outstanding shares of Common Stock, the 6,613,494 shares to be sold in this Offering will be freely tradeable without restriction or further registration under the Act, unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Act described below. The remaining 20,465,519 shares of Common Stock outstanding after the Offering will be "restricted securities" within the meaning of Rule 144 under the Act and may not be sold in a public distribution except in compliance with the registration requirements of the Act or an applicable exemption under the Act, including an exemption pursuant to Rule 144 thereunder. Restricted securities are eligible for sale in the public market pursuant to Rule 144 no sooner than one year from the date of acquisition.

LOCKUP AGREEMENTS

     GKH, Western Resources and JEDI and all executive officers, directors and certain other employees of the Company owning Common Stock, and each of the Selling Stockholders have entered into contractual "lock-up" agreements pursuant to which they have agreed that during the period beginning from the date of this Prospectus and continuing and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities of the Company that are substantially similar to the shares of Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any substantially similar securities, (other than pursuant to employee stock option or stock purchase plans existing on or on the conversion or exchange of convertible or exchangeable securities outstanding on the date of this Prospectus) without the prior written consent of the representatives of the Underwriters, except for the shares of Common Stock offered in connection with the Offering and issuances of capital stock by the Company in connection with potential future acquisitions provided that the shares issuable pursuant to any such acquisitions shall not be transferable prior to the end of the 180 day period. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 and 701, shares subject to lock-up agreements will not be saleable until the agreements expire without the prior written consent of the representatives of the Underwriters.

RULE 144

     In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (approximately 270,800 shares immediately after the Offering); or (ii) generally, the average weekly trading volume of the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. The holding period for Company employees who have borrowed money to purchase their Common Stock does not begin until such loans have been paid in full unless such employees are entitled to rely on Rule 701. See "-- Other Exemptions". Sales under Rule 144 are also subject to certain "manner of sale" provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

OTHER EXEMPTIONS

     In addition, any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701 promulgated under the Securities Act. Rule 701 provides that 90 days after an issuer becomes "publicly-held," affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

REGISTRATION RIGHTS

     The Company has granted to certain stockholders owning an aggregate of 20,950,800 shares of Common Stock (or approximately 90% of the shares of Common Stock outstanding prior to consummation of the Offering), certain demand and piggy-back registration rights. See "-- Certain Transactions -- Registration Rights Agreement".

OPTIONS, WARRANTS AND RESTRICTED STOCK

     As of March 31, 1997, the Company has reserved an aggregate of 2,969,124 shares of Common Stock for issuance upon exercise of warrants and options. On that date, there were outstanding options to purchase an aggregate of 2,400,174 shares of Common Stock at a weighted average price of $5.11 per share, all of which are, or will become, fully exercisable immediately upon consummation of the Offering. Also on that date, there were outstanding warrants to purchase an aggregate of 568,950 shares of Common Stock at a price of $0.01 per share, 327,146 of which are exercisable at March 31, 1997 and the remaining warrants vest in equal monthly installments through August, 1998. In addition, in connection with and conditioned upon the Offering the Company will reserve 5% of the Common Stock outstanding immediately after the Offering (on a fully diluted basis) for issuance as Restricted Stock or upon exercise of options granted pursuant to the 1997 Plans. Under the 1997 Plans, upon consummation of the Offering options to purchase up to 908,212 shares of Common Stock at the initial public offering price will be outstanding, none of which will be immediately exercisable and up to 264,780 shares of Restricted Stock will be issued. See "Stock Option and Purchase Plans".

                            VALIDITY OF COMMON STOCK

     The validity of the shares of Common Stock offered hereby is being passed upon for the Company and the Selling Stockholders by Neal, Gerber & Eisenberg, Chicago, Illinois, and for the Underwriters by Vinson & Elkins L.L.P, Houston, Texas. Richard S. Meller, the Secretary of the Company, is a partner of Neal, Gerber & Eisenberg, the Company's legal counsel. In addition, certain partners of Neal, Gerber & Eisenberg beneficially own shares of the Common Stock.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Astra Resources Compression, Inc. included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             ADDITIONAL INFORMATION

     The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 (including all amendments thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance, reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Hanover Compressor Company:
  Report of Independent Accountants.........................   F-2
  Consolidated Balance Sheet as of December 31, 1995 and
     1996 and March 31, 1997 (unaudited)....................   F-3
  Consolidated Statement of Income for the years ended
     December 31, 1994, 1995 and 1996 and for the three
     months ended March 31, 1996 and 1997 (unaudited).......   F-4
  Consolidated Statement of Cash Flows for the years ended
     December 31, 1994, 1995 and 1996 and for the three
     months ended March 31, 1996 and 1997 (unaudited).......   F-5
  Consolidated Statement of Common Stockholders' Equity for
     the years ended December 31, 1994, 1995 and 1996 and
     for the three months ended March 31, 1997
     (unaudited)............................................   F-6
  Notes to Consolidated Financial Statements................   F-7

Astra Resources Compression, Inc.:
  Report of Independent Public Accountants..................  F-21
  Consolidated Balance Sheets as of November 30, 1995 and
     December 31, 1994......................................  F-22
  Consolidated Statements of Operations for the eleven
     months ended November 30, 1995 and the year ended
     December 31, 1994......................................  F-23
  Consolidated Statements of Stockholder's Equity for the
     eleven months ended November 30, 1995 and the year
     ended December 31, 1994................................  F-24
  Consolidated Statements of Cash Flows for the eleven
     months ended November 30, 1995 and the year ended
     December 31, 1994......................................  F-25
  Notes to Consolidated Financial Statements................  F-26

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Hanover Compressor Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of common stockholders' equity present fairly, in all material respects, the financial position of Hanover Compressor Company and its subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Houston, Texas
April 8, 1997, except as to Note 1
  which is as of June 24, 1997

                           HANOVER COMPRESSOR COMPANY

                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                                 DECEMBER 31,
                                                              -------------------    MARCH 31,
                                                                1995       1996        1997
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $  2,989   $  7,322    $  4,507
  Accounts receivable, net..................................    19,490     28,012      29,879
  Inventory.................................................    13,582     18,134      25,879
  Costs and estimated earnings in excess of billings on
    uncompleted contracts...................................     6,331      7,774       4,396
  Prepaid taxes.............................................     2,180      4,372       6,487
  Other current assets......................................       425      1,025       1,859
                                                              --------   --------    --------
         Total current assets...............................    44,997     66,639      73,007
                                                              --------   --------    --------
Property, plant and equipment:
  Compression equipment.....................................   214,149    296,060     327,128
  Land and buildings........................................     3,825      5,236       5,505
  Transportation and shop equipment.........................     7,498     10,788      11,532
  Other.....................................................     3,028      3,892       4,226
                                                              --------   --------    --------
                                                               228,500    315,976     348,391
  Accumulated depreciation..................................    30,426     49,570      55,523
                                                              --------   --------    --------
         Net property, plant and equipment..................   198,074    266,406     292,868
                                                              --------   --------    --------
Intangible and other assets, net of accumulated amortization
  of $4,741, $5,994, and $6,274 (unaudited), respectively...     9,242      8,342       9,415
                                                              --------   --------    --------
                                                              $252,313   $341,387    $375,290
                                                              ========   ========    ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................  $    571   $    492    $    326
  Accounts payable, trade...................................     9,871      9,051      18,824
  Accrued liabilities.......................................     4,493      8,214       8,736
  Advance billings..........................................     6,266      6,701       5,820
  Billings on uncompleted contracts in excess of costs and
    estimated earnings......................................       526        668       3,265
                                                              --------   --------    --------
         Total current liabilities..........................    21,727     25,126      36,971
Long-term debt..............................................    50,451    122,756     139,482
Other liabilities...........................................       753      1,161       1,184
Deferred income taxes.......................................    13,186     15,449      17,276
                                                              --------   --------    --------
         Total liabilities..................................    86,117    164,492     194,913
                                                              --------   --------    --------
Commitments and contingencies (Note 13)
Redeemable preferred stock; 3 million shares authorized:
  Series A preferred stock, $.01 par value; 21,602 and 0
    shares issued and outstanding...........................    16,630
                                                              --------   --------    --------
  Series B convertible preferred stock, $.01 par value;
    10,000 and 0 shares issued and outstanding..............    10,264
                                                              --------   --------    --------
Common stockholders' equity:
  Common stock, $.001 par value; 100 million shares
    authorized; 20,296,368, 22,938,541 and 22,943,693
    (unaudited) shares issued, respectively.................        20         23          23
  Additional paid-in capital................................   135,065    171,342     171,405
  Notes receivable -- employee stockholders.................    (4,669)    (6,770)     (6,745)
  Retained earnings.........................................     9,104     12,518      15,912
  Treasury stock -- 31,347 common shares, at cost...........      (218)      (218)       (218)
                                                              --------   --------    --------
         Total common stockholders' equity..................   139,302    176,895     180,377
                                                              --------   --------    --------
                                                              $252,313   $341,387    $375,290
                                                              ========   ========    ========

         The accompanying notes are an integral part of this statement.

                           HANOVER COMPRESSOR COMPANY

                        CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       THREE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,              MARCH 31,
                                  --------------------------------    --------------------
                                    1994        1995        1996        1996        1997
                                  --------    --------    --------    --------    --------
                                                                          (UNAUDITED)
Revenues:
  Rentals and maintenance.......  $ 32,025    $ 48,354    $ 79,355    $ 17,840    $ 24,320
  Compressor fabrication........    16,202      29,593      28,764       1,766       7,527
  Production equipment
     fabrication................     7,272      16,960      26,903       5,673       8,671
  Other.........................       581       1,057         989         190         406
                                  --------    --------    --------    --------    --------
                                    56,080      95,964     136,011      25,469      40,924
                                  --------    --------    --------    --------    --------
Expenses:
  Rentals and maintenance.......    11,008      17,813      30,800       6,755       9,455
  Compressor fabrication........    13,733      25,265      24,657       1,515       6,359
  Production equipment
     fabrication................     5,798      13,178      19,574       4,170       5,990
  Selling, general and
     administrative.............     8,427      12,542      16,439       3,794       4,694
  Depreciation and
     amortization...............     8,109      13,494      20,722       4,515       6,245
  Interest expense..............     2,027       4,560       6,594       1,218       2,571
                                  --------    --------    --------    --------    --------
                                    49,102      86,852     118,786      21,967      35,314
                                  --------    --------    --------    --------    --------
Income before income taxes......     6,978       9,112      17,225       3,502       5,610
Provision for income taxes......     2,590       3,498       6,844       1,310       2,216
                                  --------    --------    --------    --------    --------
Net income......................  $  4,388    $  5,614    $ 10,381    $  2,192    $  3,394
                                  ========    ========    ========    ========    ========
Net income available to common
  stockholders:
  Net income....................  $  4,388    $  5,614    $ 10,381    $  2,192    $  3,394
  Dividends on Series A and
     Series B preferred stock...                  (832)     (1,773)       (513)
  Fair value of subordinated
     notes in excess of carrying
     amount of Series A
     preferred stock............                            (3,794)
  Cash paid as an incentive to
     convert Series B preferred
     stock into common stock....                            (1,400)
                                  --------    --------    --------    --------    --------
  Net income available to common
     stockholders...............     4,388       4,782       3,414       1,679       3,394
Weighted average common and
  common equivalent shares
  outstanding...................    14,392      16,145      22,730      22,474      24,491
                                  --------    --------    --------    --------    --------
Earnings per common share.......  $    .30    $    .30    $    .15    $    .07    $    .14
                                  ========    ========    ========    ========    ========

         The accompanying notes are an integral part of this statement.

                           HANOVER COMPRESSOR COMPANY

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                   THREE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,              MARCH 31,
                                                              --------------------------------    --------------------
                                                                1994        1995        1996        1996        1997
                                                              --------    --------    --------    --------    --------
                                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net income................................................  $  4,388    $  5,614    $ 10,381    $  2,192    $  3,394
  Adjustments:
    Depreciation and amortization...........................     8,109      13,494      20,722       4,515       6,244
    Amortization of debt issuance costs and debt discount...       359         405         547         210         251
    Gain on sale of assets..................................      (195)       (412)       (352)        (94)        (52)
    Deferred income taxes...................................       878         638       2,263       1,201       1,827
    Change in assets and liabilities, net of effects of
      business combinations:
      Accounts receivable...................................    (4,153)     (8,307)     (8,522)      1,173      (1,867)
      Inventory.............................................    (5,417)     (5,230)     (4,552)     (7,831)     (7,745)
      Costs and estimated earnings versus billings on
        uncompleted contracts...............................     1,534         671      (1,301)      4,062       5,975
      Accounts payable and other liabilities................     4,594         424       3,309         509      10,295
      Advance billings......................................       511       1,376         435      (1,252)       (881)
      Other.................................................      (862)        415      (2,654)     (1,270)     (3,208)
                                                              --------    --------    --------    --------    --------
Net cash provided by operating activities...................     9,746       9,088      20,276       3,415      14,233
                                                              --------    --------    --------    --------    --------
Cash flows from investing activities:
  Capital expenditures......................................   (31,791)    (42,447)    (83,598)    (15,732)    (33,985)
  Proceeds from sale of fixed assets........................       417       1,322       2,404       1,077         416
  Cash used for business acquisitions.......................               (27,349)     (6,489)     (4,500)
                                                              --------    --------    --------    --------    --------
Net cash used in investing activities.......................   (31,374)    (68,474)    (87,683)    (19,155)    (33,569)
                                                              --------    --------    --------    --------    --------
Cash flows from financing activities:
  Proceeds from long-term debt..............................    53,650      82,262      57,621      13,500      17,506
  Issuance of common stock..................................                21,585      23,317                      63
  Debt issuance costs.......................................      (444)       (796)       (498)
  Repayment of long-term debt...............................   (31,704)    (72,204)     (7,300)        (90)     (1,073)
  Purchase of treasury stock................................                  (218)
  Issuance of preferred stock and warrants..................                19,577
  Issuance of notes payable to stockholders.................                12,000
  Conversion of Series B preferred stock....................                            (1,400)
  Other.....................................................                                                        25
                                                              --------    --------    --------    --------    --------
Net cash provided by financing activities...................    21,502      62,206      71,740      13,410      16,521
                                                              --------    --------    --------    --------    --------
Net increase (decrease) in cash and cash equivalents........      (126)      2,820       4,333      (2,330)     (2,815)
Cash and cash equivalents at beginning of period............       295         169       2,989       2,989       7,322
                                                              --------    --------    --------    --------    --------
Cash and cash equivalents at end of period..................  $    169    $  2,989    $  7,322    $    659    $  4,507
                                                              ========    ========    ========    ========    ========
Supplemental disclosure of cash flow information:
  Interest paid.............................................  $  1,433    $  4,161    $  5,831    $    195    $  1,168
                                                              ========    ========    ========    ========    ========
  Income taxes paid.........................................  $    666    $  4,790    $  2,541    $     61    $    250
                                                              ========    ========    ========    ========    ========
Supplemental disclosure of noncash transactions:
  Debt issued for property, plant and equipment.............  $  2,510    $    428
                                                              ========    ========
  Conversion of notes payable to Series A preferred stock...              $ 12,000
                                                                          ========
  Common stock issued in exchange for notes receivable......              $  2,574    $  2,101    $     33
                                                                          ========    ========    ========
  Acquisitions of businesses:
    Property, plant and equipment acquired..................              $ 80,325    $  6,714    $  4,500
                                                                          ========    ========    ========
    Other non-cash assets acquired..........................              $ 14,152
                                                                          ========
    Liabilities assumed.....................................              $(10,246)
                                                                          ========
    Common stock issued.....................................              $(56,882)   $   (225)   $   (225)
                                                                          ========    ========    ========
  Exchange of Series A preferred stock for subordinated
    notes:
    Amount assigned to subordinated notes...................                          $ 21,792
                                                                                      ========
    Amount charged to retained earnings.....................                          $ (3,794)
                                                                                      ========
  Conversion of Series B preferred stock into common
    stock...................................................                          $ 10,637
                                                                                      ========
  Preferred stock dividend..................................              $    832    $  1,741    $    513
                                                                          ========    ========    ========

         The accompanying notes are an integral part of this statement.

                           HANOVER COMPRESSOR COMPANY

             CONSOLIDATED STATEMENT OF COMMON STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                        NOTES
                                          COMMON STOCK       ADDITIONAL              RECEIVABLE-
                                       -------------------    PAID-IN     TREASURY     EMPLOYEE     RETAINED
                                         SHARES     AMOUNT    CAPITAL      STOCK     STOCKHOLDERS   EARNINGS
                                       ----------   ------   ----------   --------   ------------   --------
Balance at January 1, 1994...........  13,068,500    $13      $ 49,093                 $(2,095)     $   (66)
Net income for 1994..................                                                                 4,388
                                       ----------    ---      --------     -----       -------      -------
Balance at December 31, 1994.........  13,068,500     13        49,093                  (2,095)       4,322
Acquisition of Gale Force............     181,700                1,725
Exercise of stock options............       6,636                   46
Purchase of 31,347 common shares as
  treasury stock.....................                                      $(218)
Issuance of common stock.............   2,195,094      2        23,509                  (2,574)
Issuance of warrants to purchase
  common stock.......................                            5,540
Acquisition of PGN...................      16,590                  157
Acquisition of Astra.................   4,827,848      5        54,995
Net income for 1995..................                                                                 5,614
Accrual of dividends on redeemable
  preferred stock....................                                                                  (832)
                                       ----------    ---      --------     -----       -------      -------
Balance at December 31, 1995.........  20,296,368     20       135,065      (218)       (4,669)       9,104
Issuance of common stock to
  employees..........................     251,220                2,885                  (2,101)
Acquisition of New Prospect and
  Oxley..............................      19,734                  225
Accrual of dividends on redeemable
  preferred stock....................                                                                (1,773)
Fair value of subordinated notes in
  excess of carrying amount of Series
  A preferred stock..................                                                                (3,794)
Stock issuance for conversion of
  Series B preferred stock...........     800,308      1        10,636                               (1,400)
Issuance of common stock.............   1,570,911      2        22,531
Net income for 1996..................                                                                10,381
                                       ----------    ---      --------     -----       -------      -------
Balance at December 31, 1996.........  22,938,541     23       171,342      (218)       (6,770)      12,518
Three months ended March 31, 1997
  (unaudited):
Issuance of common stock.............       5,152                   63
Repayment of stockholder notes.......                                                       25
Net Income...........................                                                                 3,394
                                       ----------    ---      --------     -----       -------      -------
Balance at March 31, 1997
  (unaudited)........................  22,943,693    $23      $171,405     $(218)      $(6,745)     $15,912
                                       ==========    ===      ========     =====       =======      =======

         The accompanying notes are an integral part of this statement.

                           HANOVER COMPRESSOR COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 -- DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     Hanover Compressor Company is a leading provider of a broad array of natural gas compression rental, operations and maintenance services in the United States and select international markets. Hanover's compression services are complemented by its compressor and oil and gas production equipment fabrication operations.

     The accompanying consolidated financial statements include the accounts of Hanover Compressor Company and its subsidiaries ("Hanover" or the "Company"). Hanover is a Delaware corporation formed on October 17, 1990.

     On June 6, 1997, the Board of Directors approved an increase of authorized shares of preferred stock and common stock to 3,000,000 shares and 100,000,000 shares, respectively. In addition, the Board of Directors approved a 158 for 1 stock split of the Company's common stock. The stock split has been effected in the form of a stock dividend. All share and per share information included herein reflects the stock split. The Board also adopted the 1997 Stock Option Plan and the 1997 Stock Purchase Plan. This plan permits the Board to issue options and restricted stock, subject to consummation of the Company's proposed initial public offering of its common stock, for up to 5% of the fully diluted common shares to be outstanding after the offering.

     On June 24, 1997, the Company's Certificate of Incorporation was amended to reflect the 158 for 1 stock split, which was previously approved by the Board of Directors and the stockholders of the Company.

INTERIM FINANCIAL INFORMATION

     The unaudited consolidated balance sheet as of March 31, 1997 and related statements of income and of cash flows for the three months ended March 31, 1996 and 1997, and of stockholders' equity for the three months ended March 31, 1997 include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of these interim financial statements. All information as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 included in the consolidated financial statements is unaudited.

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include Hanover and its wholly-owned subsidiaries. Operating results of businesses acquired (Note 2) are included after the acquisition dates. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, as well as the disclosures of contingent assets and liabilities. Because of the inherent uncertainties in this process, actual future results could differ from those expected at the reporting date. Management believes that the estimates are reasonable.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

REVENUE RECOGNITION

     The Company rents equipment primarily to gas well and gas pipeline operators with lease terms generally ranging from one month to five years. Revenue from equipment rentals and maintenance is recorded when earned.

                           HANOVER COMPRESSOR COMPANY

     Compressor and production equipment fabrication revenue is recognized using the percentage-of-completion method. The Company estimates percentage-of-completion for compressor fabrication on a direct labor hour-to-direct labor hour basis. Production equipment fabrication percentage-of-completion is estimated using the cost-to-cost basis.

CONCENTRATION OF CREDIT RISK

     Trade accounts receivable are due from companies of varying size engaged principally in oil and gas activities in the United States, Venezuela and Argentina. The Company reviews the financial condition of customers prior to extending credit and periodically updates customer credit information.

     Payment terms are on a short-term basis and in accordance with industry standards. Trade accounts receivable are recorded net of estimated doubtful accounts of $428,000, $494,000 and $510,000 at December 31, 1995, December 31,
1996 and March 31, 1997, respectively.

INVENTORY

     Inventory consists of parts used for fabrication or maintenance of natural gas compression units and production equipment and also includes compression units and production equipment, under construction, which are held for sale. Inventory is stated at the lower of cost or market using the average-cost method.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives as follows:

Compression equipment...............................  4 to 15 years
Buildings...........................................       30 years
Transportation, shop equipment and other............  3 to 15 years

     Prior to 1996, natural gas compression units in the rental fleet were depreciated using the straight-line method over an estimated useful life of 12 years. Effective January 1, 1996, the Company changed its estimate of the useful life of compression units from 12 years to 15 years. The effect of this change in estimate was a decrease in 1996 depreciation expense of $2,565,000 and an increase in net income of $1,546,000 ($.07 per common share).

     Major improvements are capitalized and depreciated. Repairs and maintenance are expensed as incurred. Depreciation expense was $7,418,000, $12,615,000, $19,887,000, $4,285,000 and $6,090,000 in 1994, 1995 and 1996 and for the three months ended March 31, 1996 and 1997, respectively.

LONG-LIVED ASSETS

     In 1996, the Company adopted Statement of Financial Accounting Standards No. 121 (FAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. In accordance with FAS 121, the Company reviews for the impairment of long-lived assets and identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under FAS 121, an impairment loss is recognized when estimated cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The adoption of FAS 121 did not have a material effect on the Company's consolidated financial position or operating results.

                           HANOVER COMPRESSOR COMPANY

INTANGIBLE ASSETS

     Goodwill of $5,819,000, $5,316,000 and $5,179,000 is included in intangible and other assets and is net of accumulated amortization of $188,000, $691,000 and $827,000 at December 31, 1995 and 1996 and March 31, 1997, respectively. Prior to 1996, goodwill was amortized on a straight-line basis over an estimated useful life of 12 years. Effective January 1, 1996, the Company changed its estimate of the useful life of goodwill to 15 years. The effect of this change was minimal in 1996. At each balance sheet date, the Company evaluates the realizability of goodwill based upon expectations of undiscounted cash flows from operations and operating income for subsidiaries having material goodwill balances. The Company believes that no impairment of goodwill exists at December 31, 1995 and 1996 and March 31, 1997. The cost of other intangible assets, comprised primarily of organizational costs and noncompete agreements with former owners of acquired companies, is amortized on a straight-line basis over five years. Total amortization expense was $691,000, $879,000, $835,000, $230,000 and $155,000 in 1994, 1995, 1996, and for the three months ended March 31, 1996 and 1997, respectively.

ENVIRONMENTAL REMEDIATION COSTS

     The Company accrues environmental remediation costs based on estimates of known environmental remediation exposure. Such accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred.

STOCK-BASED COMPENSATION

     In 1996, the Company adopted Statement of Financial Accounting Standards No. 123 (FAS 123), Accounting for Stock-Based Compensation. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed in APB Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and has provided in Note 9, pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method prescribed by FAS 123 had been applied in measuring compensation expense.

INCOME TAXES

     The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than enactments of changes in the tax law or rates.

FOREIGN CURRENCY TRANSACTIONS

     During 1995, the Company began operating in South America. For such foreign operations, the U.S. dollar is the functional currency and transaction gains and losses are included in determining net income. Transaction gains and losses for the year ended December 31, 1995 and 1996 and the three-month period ended March 31, 1996 and 1997 were not significant.

EARNINGS PER COMMON SHARE

     Earnings per common share is calculated using the weighted average number of common and dilutive common equivalent shares outstanding during each period. In conformity with Securities and

                           HANOVER COMPRESSOR COMPANY

Exchange Commission requirements, common and common equivalent shares issued during the twelve months prior to the filing of the registration statement for the Company's proposed initial public offering have been included in the calculation as if they were outstanding for all periods presented, using the treasury stock method and the assumed initial public offering price of $19.50 per share.

     Earnings per share in 1996 was $.46 per share before the effects of charging retained earnings for (i) $1,773,000 relating to dividends on redeemable preferred stock, (ii) $3,794,000 related to the exchange of all Series A preferred stock for subordinated notes and (iii) $1,400,000 related to the conversion of all Series B preferred stock to common stock.

RECENT PRONOUNCEMENT

     In 1997, Statement of Financial Accounting Standards No. 128, (FAS 128), Earnings Per Share, was issued. FAS 128 is effective for earnings per share calculations for periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. The following table presents pro forma earnings per common share amounts computed using FAS 128:

                                                                      QUARTER ENDED
                                        YEAR ENDED DECEMBER 31,         MARCH 31,
                                        ------------------------      --------------
                                        1994      1995      1996      1996      1997
                                        ----      ----      ----      ----      ----
Pro forma earnings per common share:
  Basic...............................  $.32      $.32      $.16      $.08      $.15
  Diluted.............................  $.30      $.30      $.15      $.07      $.14

NOTE 2 -- BUSINESS ACQUISITIONS

     Effective January 12, 1995, Hanover acquired certain compressor rental assets of CBC Compression for $2,775,000 in cash. The acquisition was accounted for as a purchase, and therefore, Hanover recorded the acquired assets at their estimated fair market value.

     Effective February 1, 1995, Hanover acquired the compressor rental assets of Gale Force Compression Services, Inc. for $9,655,000 in cash and 181,700 shares of Hanover common stock valued at $1,725,000. The acquisition was accounted for as a purchase and, therefore, Hanover recorded the acquired assets at their estimated fair market value.

     Effective February 24, 1995, Hanover acquired the production equipment fabrication assets of Smith Industries, Inc. for $2,683,000 in cash. The acquisition was accounted for as a purchase and, therefore, Hanover recorded the acquired assets at their estimated fair market value.

     Effective September 8, 1995, Hanover purchased Proyecto Gas Natural, C.A. ("PGN") for $6,333,000 in cash and 16,590 shares of Hanover common stock valued at $157,000. The acquisition was accounted for as a purchase and, therefore, Hanover recorded the acquired assets at their estimated fair market value.

     Effective December 5, 1995, Hanover purchased Astra Resources Compression, Inc. and subsidiaries ("Astra") in exchange for cash of $6,432,000 and 4,827,848 shares of Hanover common stock valued at $55,000,000. The acquisition was accounted for as a purchase and, therefore, Hanover recorded the acquired assets at their estimated fair market value.

                           HANOVER COMPRESSOR COMPANY

     Net cash paid for the 1995 acquisitions is as follows (in thousands):

Fair value of noncash assets acquired.......................  $ 94,477
Liabilities assumed.........................................   (10,246)
Common stock issued.........................................   (56,882)
                                                              --------
Net cash paid for acquisitions..............................  $ 27,349
                                                              ========

     The following unaudited pro forma information assumes that the 1995 acquisitions described above were consummated at the beginning of the periods presented. The pro forma information is for illustrative information only and is not necessarily indicative of results which would have been achieved or results which may be achieved in the future:

                                                                      PRO FORMA
                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1994           1995
                                                              -----------    -----------
                                                              (UNAUDITED, IN THOUSANDS)
Revenue.....................................................     $ 86,269       $112,894
Net income..................................................        6,224          6,867
Earnings per common share...................................     $    .32       $    .30

     Effective February 1, 1996, Hanover acquired certain compressor rental assets of New Prospect Drilling Company and Oxley Petroleum for approximately $4,500,000 in cash and 19,734 shares of Hanover common stock valued at $225,000. The acquisition was accounted for as a purchase and therefore, Hanover recorded the acquired assets at their estimated fair market value.

     Effective May 1, 1996, Hanover acquired certain compressor rental assets of Cactus Compression for $1,989,000 in cash. The acquisition was accounted for as a purchase and, therefore, Hanover recorded the acquired assets at their estimated fair market value.

     Net cash paid for the 1996 business acquisitions is as follows (in thousands):

Fair value of noncash assets acquired.......................  $6,714
Common stock issued.........................................    (225)
                                                              ------
Net cash paid for acquisitions..............................  $6,489
                                                              ======

     Hanover's results of operations for 1996 were not materially impacted by the 1996 business acquisitions.

NOTE 3 -- INVENTORY

     Inventory consisted of the following amounts (in thousands):

                                                      DECEMBER 31,
                                                  --------------------     MARCH 31,
                                                    1995        1996         1997
                                                  --------    --------    -----------
                                                                          (UNAUDITED)
Parts and supplies..............................  $ 10,171    $ 11,582       $ 13,806
Work in progress................................     3,218       6,219          7,531
Finished goods..................................       193         333          4,542
                                                  --------    --------       --------
                                                  $ 13,582    $ 18,134       $ 25,879
                                                  ========    ========       ========

                           HANOVER COMPRESSOR COMPANY

NOTE 4 -- COMPRESSOR AND PRODUCTION EQUIPMENT FABRICATION CONTRACTS

     Costs, estimated earnings and billings on uncompleted contracts are as follows (in thousands):

                                                      DECEMBER 31,
                                                  --------------------     MARCH 31,
                                                    1995        1996         1997
                                                  --------    --------    -----------
                                                                          (UNAUDITED)
Costs incurred on uncompleted contracts.........  $ 10,560    $  9,009      $  6,491
Estimated earnings..............................     1,888       2,598         1,580
                                                  --------    --------      --------
                                                    12,448      11,607         8,071
Less -- billings to date........................     6,643       4,501         6,940
                                                  --------    --------      --------
                                                  $  5,805    $  7,106      $  1,131
                                                  ========    ========      ========

     Presented in the accompanying financial statements as follows (in thousands):

Costs and estimated earnings in excess of
  billings on uncompleted contracts.............  $  6,331    $  7,774    $  4,396
Billings on uncompleted contracts in excess of
  costs and estimated earnings..................      (526)       (668)     (3,265)
                                                  --------    --------    --------
                                                  $  5,805    $  7,106    $  1,131
                                                  ========    ========    ========

NOTE 5 -- LONG-TERM DEBT

     Long-term debt is as follows (in thousands):

                                                       DECEMBER 31,
                                                   --------------------     MARCH 31,
                                                     1995        1996         1997
                                                   --------    --------    -----------
                                                                           (UNAUDITED)
Revolving credit facility........................  $ 16,737    $ 67,519      $ 84,100
Term loan facility...............................    30,000      30,000        30,000
Subordinated notes, net of unamortized discount
  of $1,711,000..................................        --      21,792        21,899
Mortgage, interest at 6.73%, secured by the
  Company's headquarters and manufacturing
  facility, payable through 1998.................     1,475       1,362         1,353
Other, interest at various rates, secured by
  equipment and other assets.....................     2,810       2,575         2,456
                                                   --------    --------      --------
                                                     51,022     123,248       139,808
Less -- current maturities.......................       571         492           326
                                                   --------    --------      --------
                                                   $ 50,451    $122,756      $139,482
                                                   ========    ========      ========

     The Company has two primary credit agreements. The Company's credit agreement with The Chase Manhattan Bank provides for a $90,000,000 (increased to $150,000,000 on April 14, 1997) revolving credit facility which matures on December 18, 1999. Advances bear interest at the bank's prime or a negotiated rate (6.7% at December 31, 1995 and 1996 and March 31, 1997) and a commitment fee of 0.35% per annum on the average available commitment is payable quarterly. Unamortized discount related to the credit agreement aggregated $163,000 and $81,000 at December 31, 1995 and 1996 and $61,000 at March 31, 1997.

                           HANOVER COMPRESSOR COMPANY

     The Company's credit agreement with Joint Energy Development Investments Limited Partnership, a common stockholder, provides for a $100,000,000 term loan facility which matures on December 19, 2007. Loans outstanding bear interest at prime or a negotiated rate (7.7%, 7.625% and 7.67% at December 31, 1995 and 1996 and March 31, 1997, respectively) and a commitment fee, calculated in accordance with the terms of the agreement which varies based upon the level of amounts outstanding, is payable quarterly. The loan outstanding at December 31, 1996 is due December 18, 2002.

     The credit agreements are secured by the Company's assets and contain certain financial covenants, working capital requirements and restrictions on, among other things, indebtedness, liens, sales of assets and leases. The credit agreements also prohibit the payment of cash dividends on the Company's common stock without the lenders' prior written consent. At December 31, 1996 and March 31, 1997, all equipment, land, buildings and improvements were pledged as collateral to secure the Company's long-term debt obligations.

     The Company's subordinated notes issued in exchange for Series A preferred stock provides for a $23,503,000 term loan facility which matures on December 31, 2000. Amounts outstanding bear interest at 7%, and are payable each June 30 and December 31. Unamortized discount related to the credit agreement aggregated $1,711,000 at December 31, 1996 and $1,604,000 at March 31, 1997.

     Maturities of long-term debt at December 31, 1996 are (in thousands): 1997 -- $492; 1998 -- $2,937; 1999 -- $67,623; 2000 -- $23,528; 2001 -- $27 and
$28,641 thereafter.

NOTE 6 -- INCOME TAXES

     The components of income before income taxes were as follows (in thousands):

                                                         YEAR ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1994       1995       1996
                                                      -------    -------    -------
Domestic............................................  $ 6,978    $ 9,267    $15,780
Foreign.............................................                (155)     1,445
                                                      -------    -------    -------
                                                      $ 6,978    $ 9,112    $17,225
                                                      =======    =======    =======

     The provision for income taxes consists of the following (in thousands):

                                                         YEAR ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1994       1995       1996
                                                      -------    -------    -------
Current tax expense:
  Federal...........................................  $ 1,632    $ 2,640    $ 3,625
  State.............................................       80        220        720
  Foreign...........................................                            236
                                                      -------    -------    -------
          Total current.............................    1,712      2,860      4,581
                                                      -------    -------    -------
Deferred tax expense:
  Federal...........................................      741        369      1,822
  State.............................................      137        269        441
                                                      -------    -------    -------
          Total deferred............................      878        638      2,263
                                                      -------    -------    -------
Total provision.....................................  $ 2,590    $ 3,498    $ 6,844
                                                      =======    =======    =======

                           HANOVER COMPRESSOR COMPANY

     The income tax expense for 1994, 1995 and 1996 resulted in effective tax rates of 37.1%, 38.4% and 39.7%, respectively. The reasons for the differences between these effective tax rates and the U.S. statutory rate of 35% are as follows (in thousands):

                                                         YEAR ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1994       1995       1996
                                                      -------    -------    -------
Federal income tax at statutory rates...............  $ 2,442    $ 3,189    $ 6,028
State income taxes, net of federal income tax
  benefit...........................................      141        318        755
Foreign income taxes................................                           (222)
Other, net..........................................        7         (9)       283
                                                      -------    -------    -------
                                                      $ 2,590    $ 3,498    $ 6,844
                                                      =======    =======    =======

     Deferred tax assets (liabilities) at December 31, 1996 and 1995 are comprised of the following (in thousands):

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1995        1996
                                                              --------    --------
Deferred tax assets:
  Net operating losses......................................  $  2,124    $  1,308
  Alternative minimum tax carryforward......................     4,513       7,109
  Other.....................................................     1,655       2,210
                                                              --------    --------
Gross deferred tax assets...................................     8,292      10,627
                                                              --------    --------
Deferred tax liabilities:
  Property, plant and equipment.............................   (21,341)    (24,146)
  Other.....................................................      (137)     (1,930)
                                                              --------    --------
Gross deferred tax liabilities..............................   (21,478)    (26,076)
                                                              --------    --------
                                                              $(13,186)   $(15,449)
                                                              ========    ========

     The Company has a net operating loss carryforward at December 31, 1996 of $3,535,000 expiring in 2005 to 2009. Utilization of the net operating loss carryforward is limited to the taxable income generated by the parent company in each year. In addition, the Company has an alternative minimum tax credit carryforward of $7,109,000 which does not expire.

     In the event of a greater than 50% change in ownership of the Company, the net operating loss and alternative minimum tax credit carryforwards would be subject to annual utilization limitations under the change in ownership rules of the Internal Revenue Code. Based on the projected value of the Company, if such a change does occur, the annual limitation would not significantly limit the utilization of the net operating loss and alternative minimum tax carryforwards.

     The Company has not recorded a deferred income tax liability for additional U.S. federal income taxes that would result from the distribution of earnings of its foreign subsidiaries, if they were actually repatriated. The Company intends to indefinitely reinvest the undistributed earnings of its foreign subsidiaries. Any federal income taxes on such earnings, if remitted, would generally be offset by available foreign tax credits.

NOTE 7 -- REDEEMABLE PREFERRED STOCK

     On August 7, 1995, Hanover issued, primarily to a major common stockholder, 21,602 shares of Series A preferred stock and warrants to purchase the Company's common stock for $21,602,000

                           HANOVER COMPRESSOR COMPANY
of which $12,000,000 was a conversion of notes payable to stockholders. On the same date, Hanover issued 10,000 shares of Series B preferred stock for $10,000.000. Based upon an independent valuation, proceeds allocated to Series A preferred stock and warrants were $16,062,000 and $5,540,000, respectively.

     The Series A and Series B preferred stock had cumulative 6.5% dividend rates and certain liquidation and redemption preferences. Each share of Series A preferred stock was issued with a detachable warrant to purchase 26 shares of common stock at $.01 per common share. The Series B preferred stock was convertible into common stock at specified rates. The shares were convertible at the earlier of three years after the issuance of the shares, the sale or merger of the Company where Hanover was not the surviving corporation or a person or group (as defined) controlled at least 50% of the total voting power. The Company has reserved 568,950 common shares for issuance upon exercise of the warrant.

     Accrued dividends on Series A and Series B preferred stock in 1995 of $568,000 and $264,000 were paid in shares of Series A and Series B preferred stock. Accrued dividends in 1996 were $1,368,000 on Series A and $373,000 on Series B preferred stock.

     In December 1996, the Company exchanged all of the issued and outstanding shares of the Series A preferred stock for subordinated notes. At the exchange date, the fair market value of the subordinated notes was $21,792,000 and a debt issuance discount of $1,711,000 was recorded by the Company. The $3,794,000 excess of the fair value of the subordinated notes over the $17,998,000 recorded for the Series A preferred stock has been charged to retained earnings.

     In December 1996, the Company converted all of the issued and outstanding shares of the Series B preferred stock into 800,308 shares of the Company's common stock and paid a conversion premium of $1,400,000.

     Redeemable preferred stock activity is as follows (in thousands):

                                                              SERIES A      SERIES B
                                                              PREFERRED     PREFERRED
                                                                STOCK         STOCK
                                                              ---------     ---------
Issuance of preferred stock.................................    16,062        10,000
Accrued dividends...........................................       568           264
                                                               -------       -------
Balance at December 31, 1995................................    16,630        10,264
Accrued dividends...........................................     1,368           373
Exchange of Series A preferred stock for subordinated
  notes.....................................................   (17,998)
Conversion of Series B preferred stock to common stock......                 (10,637)
                                                               -------       -------
Balance at December 31, 1996................................        --            --
                                                               =======       =======

NOTE 8 -- COMMON STOCK

     On July 7, 1995, Hanover issued 39,500 shares of common stock to various members of management for cash of $85,000 and notes of $190,000. The majority of the notes are due in four years and the remainder are due upon demand by the Company.

     On August 7, 1995, Hanover issued 1,755,538 shares of common stock for $20,000,000.

     On August 31, 1995, Hanover issued 272,866 shares of common stock to various members of management for cash of $707,000 and notes of $1,884,000. The majority of the notes are due in four years and the remainder are due upon demand by the Company.

                           HANOVER COMPRESSOR COMPANY

     On September 8, 1995, pursuant to the PGN purchase agreement, Hanover issued 73,786 shares of common stock to an owner of PGN for $200,000 cash and a note of $500,000. The note is due in four years, bears interest at prime and has been recorded as a reduction of common stockholders' equity.

     On November 2, 1995, Combustion Control Corporation ("CCC"), an entity under common control, was merged into Hanover. In connection with this merger, 53,404 shares of Hanover common stock were issued for cash held by CCC of approximately $593,000. Results of operations of CCC for 1995 and 1994 were not significant.

     During 1996, Hanover issued 1,570,911 shares of common stock for cash of $22,533,000 to existing shareholders and issued 251,220 shares of common stock to various members of management for cash of $784,000 and notes of $2,101,000.

     In February, 1997, Hanover issued 5,152 shares of common stock to a trust for the benefit of a member of the Company's outside legal counsel for $75,000, which is reported net of $12,000 of stock issuance costs paid during the three months ended March 31, 1997.

     The notes from various members of management for purchased stock bear interest at prime and have been recorded as a reduction of common stockholders' equity.

     See Notes 2 and 7 for a description of other common stock transactions.

NOTE 9 -- STOCK OPTIONS AND WARRANTS

     The Company has several employee stock option plans which provide for the granting of 2,278,650 shares which vest over a five or seven-year period from date of grant. Options are generally exercisable over a ten or fifteen-year period from the date of grant. The Company recorded compensation expense of $31,000 in 1994, $47,000 in 1995 and $109,000 in 1996 related to the options granted under the plans.

     The following is a summary of stock option activity for the years ended December 31, 1994, 1995 and 1996:

                                                                            WEIGHTED
                                                                             AVERAGE
                                                                            PRICE PER
                                                               SHARES         SHARE
                                                              ---------     ---------
Options outstanding, December 31, 1993......................  2,133,154       $4.65
  Options granted...........................................         --          --
  Options canceled..........................................         --          --
  Options exercised.........................................         --          --
                                                              ---------
Options outstanding, December 31, 1994......................  2,133,154        4.65
  Options granted...........................................    168,270        8.57
  Options canceled..........................................         --          --
  Options exercised.........................................     (6,636)        .01
                                                              ---------
Options outstanding, December 31, 1995......................  2,294,788        4.93
  Options granted...........................................    105,386        9.03
  Options canceled..........................................         --          --
  Options exercised.........................................         --          --
                                                              ---------
Options outstanding, December 31, 1996......................  2,400,174        5.11
                                                              =========

                           HANOVER COMPRESSOR COMPANY

     There were 0, 147,414 and 161,792 exercisable options under the 1992 plans and 97,012, 183,280 and 289,298 exercisable options under the 1993 plans at December 31, 1994, 1995 and 1996, respectively. There were 297,040 exercisable options under the 1995 plans at December 31, 1996. No exercisable options under the 1996 plans were outstanding at December 31, 1996.

     The following table summarizes significant ranges of outstanding and exercisable options at December 31, 1996:

                                            OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                                    ------------------------------------   --------------------
                                                  WEIGHTED      WEIGHTED              WEIGHTED
                                                   AVERAGE      AVERAGE                AVERAGE
             RANGE OF                             REMAINING     EXERCISE              EXERCISE
         EXERCISE PRICES             SHARES     LIFE IN YEARS    PRICE      SHARES      PRICE
         ---------------            ---------   -------------   --------   --------   --------
$ 0.01 - $ 4.59...................  1,776,074        6.4         $ 4.46     575,436     $ 4.38
$ 4.60 - $ 6.96...................    421,386        6.6           5.33     148,520       5.31
$ 6.97 - $10.13...................    130,982        8.6           9.54      24,174       9.49
$10.14 - $13.93...................     71,732        9.5          11.86          --         --

     The weighted average fair value at date of grant for options where exercise price equals the market price of the stock on the grant date was $4.03 and $5.54 per option during 1995 and 1996, respectively. The weighted average fair values at date of grant for options where the exercise price does not equal the market price of the stock on the grant date were $3.98 and $10.54 per option during 1995 and 1996, respectively. As no option activity occurred during 1994, no fair values of granted options are disclosed. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                                           1995       1996
                                                           ----       ----
Expected life..........................................  10 years   10 years
Interest rate..........................................      5.7%       6.3%
Volatility.............................................        0%         0%
Dividend yield.........................................        0%         0%

     Stock based compensation costs would have reduced pretax income by $52,000 and $237,000 in 1995 and 1996, respectively. The after tax impact for 1995 and 1996, respectively, was $34,000 and $156,000 if the fair value of the options granted in that year had been recognized as compensation expense on a straight-line basis over the vesting period of the grant. The pro forma impact on net income would have reduced earnings per share by less than $.01 per share during 1995 and 1996. The pro forma effect on net income for 1995 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

     As of December 31, 1996, warrants to purchase 568,950 shares of common stock at $.01 per share were outstanding. The warrants were issued in connection with the Series A preferred stock during August 1995 and provide for vesting 20% at the time of issuance and, thereafter, increasing incrementally on a monthly basis over the subsequent three years.

NOTE 10 -- BENEFIT PLANS

     The Company's 401(k) retirement plan provides for optional employee contributions up to the IRS limitation and discretionary employer matching contributions. The Company did not make a matching contribution for 1994, 1995 or 1996.

                           HANOVER COMPRESSOR COMPANY

NOTE 11 -- OTHER FINANCIAL INFORMATION

     Accrued liabilities comprised the following (in thousands):

                                                       DECEMBER 31,
                                                    ------------------     MARCH 31,
                                                     1995       1996         1997
                                                    -------    -------    -----------
                                                                          (UNAUDITED)
Accrued salaries and wages........................  $   964    $ 1,196      $1,234
Accrued bonuses...................................      628        873         645
Accrued taxes.....................................      808      1,010         919
Accrued other.....................................    2,093      5,135       5,938
                                                    -------    -------      ------
                                                    $ 4,493    $ 8,214      $8,736
                                                    =======    =======      ======

NOTE 12 -- RELATED PARTY TRANSACTIONS

     Hanover and GKH Partners, L.P., a major stockholder of the Company, have entered into an agreement whereby in exchange for investment banking and financial advisory services rendered and to be rendered by the major stockholder, the Company has agreed to pay a fee to GKH Partners, L.P., equal to
 .75% of the equity value of the Company determined and payable at such time as
(1) a disposition of shares of the Company's common stock resulting in GKH Partners, L.P. owning less than 25% of the outstanding common stock or (2) any other transaction occurs resulting in the effective sale of the Company or its business by the current owners.

     In June 1995, several common stockholders of the Company loaned the Company $12,000,000 at an interest rate of prime plus 5% per annum with a maturity of March 31, 2002. These loans were repaid in August 1995 through the issuance of Series A preferred stock. This Series A preferred stock was exchanged in December 1996 for subordinated promissory notes.

     In connection with stock offerings to management, the Company has received notes from employees for shares purchased. The total amounts owed to the Company at December 31, 1995 and 1996 are $4,669,000 and $6,770,000. Total interest accrued on the loans is $198,000 and $399,000 as of December 31, 1995 and 1996.

     The Company has a credit agreement with Joint Energy Development Investments Limited Partnership, a common stockholder. Interest expense in 1995 and 1996 was $81,900 and $2,548,000. The Company also leases compressors to affiliates of Enron Capital and Trade Resources Corp., an affiliate of Joint Energy Development Investments Limited Partnership. Rentals of $375,000 and $701,000 were paid by affiliates of Enron in 1995 and 1996.

     The Company leases compressors to other companies owned or controlled by or affiliated with related parties. Rental and maintenance revenues billed to these related parties were minimal in 1994 and totaled $1,071,000 and $3,429,000 during 1995 and 1996, respectively.

     See Note 7 for a description of redeemable preferred stock transactions with related parties and Note 8 for a description of a common stock transaction with a related party.

NOTE 13 -- COMMITMENTS AND CONTINGENCIES

     Rent expense for 1994, 1995 and 1996 was approximately $201,000, $332,000 and $440,000. Commitments for future minimum lease payments are not significant at December 31, 1996.

     As a result of the acquisition of Astra, the Company, owns a 17 acre parcel of land which includes a lagoon. The area covered by the lagoon was formerly the site of a solid waste landfill. The Company has been indemnified by Astra's former parent Westar Capital, Inc. for any environmental

                           HANOVER COMPRESSOR COMPANY
liability associated with the landfill in excess of $250,000. At the present time, the Company does not believe that it is subject to any remedial obligations with respect to the former solid waste landfill.

     In the ordinary course of business, the Company is involved in various pending or threatened legal actions. While management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from these actions will not have a material adverse effect on the Company's consolidated financial position or operating results.

     The Company has no commitments or contingent liabilities which, in the judgment of management, would result in losses which would materially affect the Company's consolidated financial position or operating results.

NOTE 14 -- INDUSTRY SEGMENTS

     The Company has three principal industry segments: Rentals and Maintenance, Compressor Fabrication and Production Equipment Fabrication. The Rentals and Maintenance Segment provides natural gas compression rental and maintenance services to meet specific customer requirements. The Compressor Fabrication Segment involves the design, fabrication and sale of natural gas compression units to meet unique customer specifications. The Production Equipment Fabrication Segment designs, fabricates and sells equipment utilized in the production of crude oil and natural gas.

                           HANOVER COMPRESSOR COMPANY

                        INFORMATION ON INDUSTRY SEGMENTS
                                 (IN THOUSANDS)

                              RENTALS                   PRODUCTION
                                AND       COMPRESSOR     EQUIPMENT
                            MAINTENANCE   FABRICATION   FABRICATION   CORPORATE   ELIMINATIONS   CONSOLIDATED
                            -----------   -----------   -----------   ---------   ------------   ------------
1994:
  Sales to unaffiliated
     customers............   $ 32,025       $16,202       $ 7,272      $   581                     $ 56,080
  Intersegment sales......                    6,730                                 $ (6,730)
                             --------       -------       -------      -------      --------       --------
          Total
            revenues......     32,025        22,932         7,272          581        (6,730)        56,080
  Operating income
     (loss)...............      9,531           778           183       (1,487)                       9,005
  Identifiable assets.....    101,962         8,089         4,394          169                      114,614
  Capital expenditures....     33,367           855            79                                    34,301
  Depreciation and
     amortization.........      7,850           225            34                                     8,109
1995:
  Sales to unaffiliated
     customers............   $ 48,354       $29,593       $16,960      $ 1,057                     $ 95,964
  Intersegment sales......      3,500        13,384           269                   $(17,153)
                             --------       -------       -------      -------      --------       --------
          Total
            revenues......     51,854        42,977        17,229        1,057       (17,153)        95,964
  Operating income
     (loss)...............     12,318         2,449           773       (1,868)                      13,672
  Identifiable assets.....    224,934         8,927        15,463        2,989                      252,313
  Capital expenditures....    120,176           499         2,525                                   123,200
  Depreciation and
     amortization.........     13,056           291           147                                    13,494
1996:
  Sales to unaffiliated
     customers............   $ 79,355       $28,764       $26,903      $   989                     $136,011
  Intersegment sales......      3,071        36,851           526                   $(40,448)
                             --------       -------       -------      -------      --------       --------
          Total
            revenues......     82,426        65,615        27,429          989       (40,448)       136,011
Operating income (loss)...     21,192         2,300         3,342       (3,015)                      23,819
Identifiable assets.......    299,760        14,550        19,755        7,322                      341,387
Capital expenditures......     88,870           578           864                                    90,312
Depreciation and
  amortization............     19,654           490           578                                    20,722

     Revenues by segment include sales to unaffiliated customers and intersegment sales. Intersegment sales are accounted for at cost and are eliminated in consolidation. Segment operating income represents revenues less operating expenses and does not include the effect of interest expense and income taxes. Identifiable assets are those tangible and intangible assets that are identified with the operations of a particular industry segment. Corporate assets consist of cash and cash equivalents. Capital expenditures include fixed asset purchases and assets acquired in business acquisitions.

     Foreign operations of the Company which comprise 6.4% and 14.1% of rentals and maintenance revenue in 1995 and 1996, respectively, consist primarily of operations in Venezuela and Argentina.

     No single customer accounts for 10% or more of the Company's revenues.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO HANOVER COMPRESSOR COMPANY:

     We have audited the accompanying consolidated balance sheets of Astra Resources Compression, Inc. (a Texas corporation), and subsidiaries as of November 30, 1995, and December 31, 1994, and the related consolidated statements of operations, stockholder's equity and cash flows for the eleven months ended November 30, 1995, and for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Astra Resources Compression, Inc., and subsidiaries as of November 30, 1995, and December 31, 1994, and the results of their operations and their cash flows for the eleven months ended November 30, 1995, and for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

                                                            ARTHUR ANDERSEN LLP

Houston, Texas
August 16, 1996

              ASTRA RESOURCES COMPRESSION, INC., AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)

                                     ASSETS

                                                              NOVEMBER 30,    DECEMBER 31,
                                                                  1995            1994
                                                              ------------    ------------
CURRENT ASSETS:
  Cash......................................................    $    331        $    123
  Accounts receivable, net..................................       1,112             599
  Prepaid assets............................................       2,371             358
  Short-term note receivable................................         261             240
  Spare parts inventory.....................................       1,322           1,372
                                                                --------        --------
          Total current assets..............................       5,397           2,692
PROPERTY, PLANT AND EQUIPMENT:
  Property, plant and equipment.............................      49,430          43,837
  Work-in-progress..........................................       6,954           1,630
  Land and buildings........................................         565             539
  Components................................................         348             650
                                                                --------        --------
                                                                  57,297          46,656
  Less -- Accumulated depreciation and amortization.........     (10,550)         (7,342)
                                                                --------        --------
          Property, plant and equipment, net................      46,747          39,314
NOTE RECEIVABLE.............................................          --             240
DEFERRED TAX ASSET..........................................         197             526
                                                                --------        --------
          Total assets......................................    $ 52,341        $ 42,772
                                                                ========        ========
                           LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................    $    675        $    813
  Advances from Astra.......................................         190              86
  Accrued liabilities.......................................         945             507
  Accrued interest..........................................          58             473
                                                                --------        --------
          Total current liabilities.........................       1,868           1,879
NOTE PAYABLE TO ASTRA.......................................       5,578          21,195
OTHER LIABILITIES...........................................         492             423
STOCKHOLDER'S EQUITY:
  Common stock, $1.00 par value, 1,000 shares authorized,
     issued and outstanding.................................           1               1
  Additional paid-in capital................................      46,336          20,150
  Retained deficit..........................................      (1,934)           (876)
                                                                --------        --------
          Total stockholder's equity........................      44,403          19,275
                                                                --------        --------
          Total liabilities and stockholder's equity........    $ 52,341        $ 42,772
                                                                ========        ========

  The accompanying notes are an integral part of these consolidated financial statements.

              ASTRA RESOURCES COMPRESSION, INC., AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                              ELEVEN MONTHS
                                                                  ENDED         YEAR ENDED
                                                              NOVEMBER 30,     DECEMBER 31,
                                                                  1995             1994
                                                              -------------    ------------
REVENUES:
  Compression services......................................     $10,043         $ 9,899
  Sales to affiliates.......................................       2,382           2,209
  Compression equipment sales...............................          --           1,334
  Other revenue.............................................         238             115
                                                                 -------         -------
          Total revenues....................................      12,663          13,557
EXPENSES:
  Compression services expense..............................       5,941           5,495
  Cost of compression equipment sold........................          --           1,263
  Selling, general and administrative.......................       2,043           1,839
  Severance expense.........................................         941              --
  Depreciation and amortization.............................       3,472           3,377
                                                                 -------         -------
          Total expenses....................................      12,397          11,974
                                                                 -------         -------
INCOME FROM OPERATIONS......................................         266           1,583
OTHER INCOME (EXPENSE):
  Interest income...........................................          34              55
  Interest expense..........................................      (1,258)         (1,694)
  Other expense, net........................................        (547)           (527)
                                                                 -------         -------
          Total other expense...............................      (1,771)         (2,166)
                                                                 -------         -------
LOSS BEFORE TAX.............................................      (1,505)           (583)
INCOME TAX BENEFIT..........................................         447             197
                                                                 -------         -------
NET LOSS....................................................     $(1,058)        $  (386)
                                                                 =======         =======

  The accompanying notes are an integral part of these consolidated financial statements.

              ASTRA RESOURCES COMPRESSION, INC., AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
               FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 1995, AND
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                                 (IN THOUSANDS)

                                                             ADDITIONAL
                                                   COMMON     PAID-IN      RETAINED
                                                   STOCK      CAPITAL      DEFICIT      TOTAL
                                                   ------    ----------    --------    -------
BALANCE, December 31, 1993.......................   $ 1       $20,150      $  (490)    $19,661
NET LOSS.........................................    --            --         (386)       (386)
                                                    ---       -------      -------     -------
BALANCE, December 31, 1994.......................     1        20,150         (876)     19,275
CONVERSION OF INTERCOMPANY BALANCES TO ADDITIONAL
  PAID-IN CAPITAL:
  Note payable to Astra..........................    --        25,452           --      25,452
  Accrued interest on note payable to Astra......    --           623           --         623
  Amounts due from Astra for tax operating losses
     provided by Astra Resources Compression,
     Inc. .......................................    --          (501)          --        (501)
SEVERANCE EXPENSE PAID BY ASTRA, net of tax......    --           612           --         612
NET LOSS.........................................    --            --       (1,058)     (1,058)
                                                    ---       -------      -------     -------
BALANCE, November 30, 1995.......................   $ 1       $46,336      $(1,934)    $44,403
                                                    ===       =======      =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

              ASTRA RESOURCES COMPRESSION, INC., AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              ELEVEN MONTHS
                                                                  ENDED         YEAR ENDED
                                                              NOVEMBER 30,     DECEMBER 31,
                                                                  1995             1994
                                                              -------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................    $ (1,058)        $  (386)
  Adjustments to arrive at net cash provided by operating
     activities- Depreciation and amortization..............       3,472           3,377
     Deferred taxes.........................................        (312)             58
     Gain on sale of equipment..............................          --             (71)
     Severance expense paid by Astra........................         941              --
     Accounts receivable....................................        (513)            122
     Prepaid assets.........................................      (2,013)           (270)
     Accounts payable.......................................        (138)            606
     Accrued interest.......................................         208            (422)
     Accrued liabilities....................................         438             241
     Other..................................................         (36)            312
                                                                --------         -------
          Net cash provided by operating activities.........         989           3,567
                                                                --------         -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of equipment...........................          --           1,404
  Additions to property, plant and equipment................     (10,857)         (6,379)
                                                                --------         -------
          Net cash used in investing activities.............     (10,857)         (4,975)
                                                                --------         -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in note payable to Astra.........................       9,836           1,025
  (Increase) decrease in note receivable....................         240             240
                                                                --------         -------
          Net cash provided by financing activities.........      10,076           1,265
                                                                --------         -------
NET INCREASE (DECREASE) IN CASH.............................         208            (143)
CASH AT BEGINNING OF PERIOD.................................         123             266
                                                                --------         -------
CASH AT END OF PERIOD.......................................    $    331         $   123
                                                                ========         =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest..................    $  1,050         $ 2,088
  Cash paid during the period for taxes.....................          --              --
  Conversion of note payable to Parent to equity............      25,452              --

  The accompanying notes are an integral part of these consolidated financial statements.

              ASTRA RESOURCES COMPRESSION, INC., AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION:

     Astra Resources Compression, Inc. (formerly Contract Compression, Inc.), and subsidiaries (the Company) are wholly owned by Astra Resources, Inc. (Astra), which is a wholly owned subsidiary of Western Resources, Inc. (Western), of Topeka, Kansas. The Company conducts operations in Argentina through its wholly owned domestic subsidiary, Astra Resources International, Inc. (formerly Contract Compression International, Inc.), and its wholly owned Argentine subsidiary, Contract Compression International Argentina, S.A. Effective January 11, 1995, Contract Compression, Inc., changed its name to Astra Resources Compression, Inc.

2. BASIS OF PRESENTATION:

     The accompanying financial statements are presented in accordance with Rule 3-05 of the Securities and Exchange Commission's Regulation S-X and represent the assets, liabilities, stockholder's equity and results of operations of the Company, which was merged into Hanover Compressor Company (Hanover) on December 5, 1995.

3. DESCRIPTION OF THE MERGER TRANSACTION:

     Effective December 5, 1995, pursuant to an October 13, 1995, Agreement and Plan of Merger (the Agreement), Hanover issued to Astra 30,556 shares of stock valued at $55 million. In exchange for receipt of Hanover's shares, Astra's shares of the Company were canceled and retired. The Company immediately issued 100 new shares to Hanover.

     The terms of the Agreement required that certain of the Company's federal income tax attributes and a note payable to Astra be contributed to paid-in capital as of June 30, 1995. Additionally, Hanover paid Astra approximately $6.5 million as a final settlement of the purchase price in December 1995. The final settlement included amounts due Astra for borrowings by the Company from Astra between July 1, 1995, and December 5, 1995, accrued interest on those borrowings and amounts required to buy out the Company's leased equipment.

     The Agreement grants Hanover the right to sell a certain facility included in the transaction back to Astra for $150,000 in the event that Hanover is unable to find a buyer for the facility within five years and certain other conditions of the Agreement are met. Astra has granted Hanover certain indemnities, including indemnity against environmental claims arising from actions prior to Hanover's acquisition of the Company.

     As an inducement for continuing employment through the closing of the transaction, certain employees of the Company were given severance payments totaling approximately $941,000. Astra paid payments on behalf of the Company. Accordingly, the costs associated with the payments have been recorded in the financial statements, net of tax. Over half of the total severance payments went to three key employees of the Company who signed noncompete agreements with terms of 180 days subsequent to any termination of employment.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CONSOLIDATION

     The Company includes the assets, liabilities, income and expense of its subsidiaries in its consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

              ASTRA RESOURCES COMPRESSION, INC., AND SUBSIDIARIES

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, as well as the disclosures of contingent assets and liabilities, if any. Because of the inherent uncertainties in this process, actual future results could differ from those expected at the reporting date.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

SPARE PARTS INVENTORY AND COMPONENTS

     Inventory held for construction or repair of equipment is valued at the lower cost or market and accounted for using the average cost method.

DEPRECIATION

     Property, plant and equipment are recorded at cost and depreciation is provided on the straight-line method based on estimated useful lives. Normal maintenance and repair costs are expensed as incurred. Major overhauls of equipment are capitalized and depreciated over the estimated period for which benefit is derived from the overhaul. Estimated useful lives for the Company's major assets by category are as follows:

Compression units and components............................       15 years
Gas treatment plants........................................        5 years
Office equipment............................................      3-7 years
Buildings...................................................       40 years
Leasehold improvements......................................  Term of lease

WORK-IN-PROGRESS

     The Company's overhaul activities on compression units typically cover a period of several weeks or months. Costs related to these activities are recorded as work-in-progress until such time as the overhaul is completed and the related cost transferred to fixed assets. In addition, costs of new compression units being prepared and packaged for service are recorded as work-in-progress until such time as they are placed in service.

INCOME TAXES

     Income tax expense includes provisions for income taxes currently payable and deferred income taxes calculated in conformity with Statement of Financial Accounting Standards (SFAS) No. 109. SFAS No. 109 requires the Company to establish deferred tax assets and liabilities, as appropriate, for all temporary differences, based on tax rates expected to be in effect during the periods the temporary differences reverse.

REVENUES

     The Company leases compressors primarily to gas well and gas pipeline operators. Sales and service revenues are recognized at the time products are delivered and services are performed.

              ASTRA RESOURCES COMPRESSION, INC., AND SUBSIDIARIES

5. FEDERAL INCOME TAXES:

     For federal income tax purposes, the Company was included as part of the Western consolidated tax group. For financial statement purposes, tax benefits or provisions and assets or liabilities are calculated by the Company as if it were a separate taxpayer.

     The provision for income taxes consists of current and deferred federal and state taxes. The provision (benefit) for the eleven months ended November 30, 1995 and the year ended December 31, 1994 is as follows:

                                                          ELEVEN MONTHS
                                                              ENDED         YEAR ENDED
                                                          NOVEMBER 30,     DECEMBER 31,
                                                              1995             1994
                                                          -------------    ------------
Current provision (benefit) --
  Federal...............................................    $(134,137)      $(240,774)
  State.................................................         (841)        (13,927)
                                                            ---------       ---------
                                                             (134,978)       (254,701)
                                                            ---------       ---------
Deferred provision (benefit) --
  Federal...............................................     (313,944)         54,572
  State.................................................        2,083           2,929
                                                            ---------       ---------
                                                             (311,861)         57,501
                                                            ---------       ---------
          Total benefit.................................    $(446,839)      $(197,200)
                                                            =========       =========

     The effective tax rates for the eleven months ended November 30, 1995 and the year ended December 31, 1994 were different from the applicable statutory tax rates. The components of these differences are presented below:

                                                          ELEVEN MONTHS
                                                              ENDED         YEAR ENDED
                                                          NOVEMBER 30,     DECEMBER 31,
                                                              1995             1994
                                                          -------------    ------------
Statutory tax rate......................................      35.0%            35.0%
State taxes, net of federal benefit.....................        --              4.0
Foreign tax rate differential...........................       2.1              1.2
Expenses not deductible for tax.........................      (4.5)            (6.7)
Other items, net........................................      (2.9)             2.3
                                                              ----             ----
Effective tax rate......................................      29.7%            35.8%
                                                              ====             ====

              ASTRA RESOURCES COMPRESSION, INC., AND SUBSIDIARIES

     Deferred income taxes result from temporary differences between the financial statement and tax bases of the Company's assets and liabilities. The source of these differences and their cumulative tax effects at November 30, 1995, and December 31, 1994, are presented below:

                                                         NOVEMBER 30,    DECEMBER 31,
                                                             1995            1994
                                                         ------------    ------------
Property, plant and equipment..........................  $(1,168,802)    $(1,210,849)
Net operating loss carryforwards.......................      367,452         743,771
Alternative minimum tax carryforwards..................      895,408         895,408
Deferred compensation and benefits.....................      102,801          92,008
Other..................................................          (34)          5,440
                                                         -----------     -----------
          Net deferred income tax asset................  $   196,825     $   525,778
                                                         ===========     ===========

No valuation allowance was necessary for deferred tax assets at November 30, 1995, or December 31, 1994.

6. NOTE PAYABLE TO ASTRA:

     At December 31, 1994, the Company had a note payable to Astra, with an outstanding principal balance of $21,195,000. This note bears interest at prime plus 1 percent, payable quarterly. On June 30, 1995, the note payable to Astra plus accrued interest ($26,075,000 in total) was contributed to additional paid-in capital. Funds borrowed from Astra from July 1, 1995, to the effective date of the merger plus accrued interest are due and payable to Astra at closing of the merger. These funds bear interest at LIBOR plus 1 percent.

7. LEASES:

     At November 30, 1995, and December 31, 1994, the Company had leases covering various items of property, plant and equipment, primarily vehicles. Certain of these lease agreements meet the criteria, as set forth in SFAS No. 13, for classification as capital leases.

     The original costs of property, plant and equipment leased under a capital lease and related accumulated amortization are as follows:

                                                           NOVEMBER 30,    DECEMBER 31,
                                                               1995            1994
                                                           ------------    ------------
Acquisition cost of leased property, plant and
  equipment..............................................   $ 974,509       $1,016,306
  Less -- Accumulated amortization.......................    (906,831)        (734,100)
                                                            ---------       ----------
Net book value...........................................   $  67,678       $  282,206
                                                            =========       ==========

     Commitments for rental payments under capital and operating leases are as follows:

                                                         CAPITAL    OPERATING
                                                         LEASES      LEASES
                                                         -------    ---------
1996...................................................  $49,426     $32,161
1997...................................................   15,686       5,093
1998...................................................    2,566       3,430
                                                         -------     -------
          Total........................................  $67,678     $40,684
                                                         =======     =======

     For the eleven months ended November 30, 1995 and the year ended December 31, 1994 total rental payments for operating leases charged to expense were approximately $113,532 and

              ASTRA RESOURCES COMPRESSION, INC., AND SUBSIDIARIES

$20,398, respectively. Amortization on vehicles under capital lease is included in depreciation expense.

8. COMMITMENTS AND CONTINGENCIES:

     The Company is party to certain claims arising out of its ongoing operations. Management believes that the outcome of these claims will not have a material impact on the business, financial position or results of operations of the Company.

9. EMPLOYEE BENEFIT PLANS:

PENSION

     The Company, through Western, maintains noncontributory defined benefit pension plans covering substantially all employees. Pension benefits are based on years of service and the employee's compensation during the five highest paid consecutive years out of the 10 years before retirement. Western's policy is to fund pension costs accrued, subject to limitations set by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code, and allocate a pro rata share of such costs, based on employee participation, to its subsidiaries. During 1995 and 1994, the Company expensed $28,591 and $27,494, respectively, and at November 30, 1995, and December 31, 1994, had accrued $7,865 and $--, respectively, related to this plan.

POSTRETIREMENT

     The Company, through Western, adopted the provisions of SFAS No. 106 in 1993. This statement requires the accrual of postretirement benefits other than pensions, primarily medical benefit costs, during the years an employee provides service. Costs of the plan are allocated to the Company from Western on a pro rata basis, based on employee participation. During 1995 and 1994, the Company expensed $137,998 and $152,852, respectively, and at November 30, 1995, and December 31, 1994, had accrued $402,930 and $264,932, respectively, related to this plan.

SAVINGS

     The Company, through Western, maintains savings plans in which substantially all employees participate. Employees' contributions, up to specified maximum limits, are matched by Western. Costs of the plan, and matching contributions, are allocated to the Company from Western on a pro rata basis, based on employee participation. During 1995 and 1994, the Company expensed $14,993 and $10,052, respectively, and at November 30, 1995, and December 31, 1994, had accrued $14,120 and $1,575, respectively, related to this plan.

10. RELATED-PARTY TRANSACTION:

     The Company entered into several operating leases for compression equipment with Hanover during the eleven months ended November 30, 1995, that terminated effective December 31, 1995. The Company made lease payments of $87,857 to Astra during the eleven months ended November 30, 1995.

     Compression services are rendered to affiliates of Western. Sales during the eleven months ended November 30, 1995 and the year ended December 31, 1994 totaled $2,382,178 and $2,208,899, respectively. Terms and pricing for these transactions are similar to those offered to unrelated customers.

              ASTRA RESOURCES COMPRESSION, INC., AND SUBSIDIARIES

     The Company was charged a service fee of $543,000 and $533,000 by Western during 1995 and 1994, respectively.

11. MAJOR CUSTOMERS:

     Approximately 38 percent of the Company's revenue from service contracts during the eleven months ended November 30, 1995 and 34 percent for the year ended December 31, 1994 were from two customers. Both customers individually accounted for more than 10 percent of total revenues. The Company does not believe that the loss of either or both of these two customers, or the loss of any other individual customer, would have a material adverse impact on its operations.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Credit Suisse First Boston Corporation and Salomon Brothers Inc are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                               NUMBER OF
                                                               SHARES OF
                        UNDERWRITER                           COMMON STOCK
                        -----------                           ------------
Goldman, Sachs & Co.........................................   1,531,166
Credit Suisse First Boston Corporation......................   1,531,164
Salomon Brothers Inc........................................   1,531,164
Dillon, Read & Co. Inc......................................     220,000
Donaldson, Lufkin & Jenrette Securities Corporation.........     220,000
Rauscher Pierce Refsnes, Inc................................     220,000
Schroder Wertheim & Co. Incorporated........................     220,000
Smith Barney Inc............................................     220,000
Allen & Company Incorporated................................     115,000
George K. Baum & Company....................................     115,000
Genesis Merchant Group Securities LLC.......................     115,000
George McKelvey Co., Inc....................................     115,000
Raymond James & Associates, Inc.............................     115,000
The Robinson-Humphrey Company, Inc..........................     115,000
Simmons & Company International.............................     115,000
Stephens Inc................................................     115,000
                                                               ---------
          Total.............................................   6,613,494
                                                               =========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $.80 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     In connection with the Offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created by the Underwriters in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the Offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     The Company has granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 992,024 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 6,613,494 shares of Common Stock offered.

     The Company, the Company's officers, directors and certain other employees and certain of the Company's other stockholders (including GKH, Westar and JEDI) have agreed that, during the period beginning from the date of this Prospectus and continuing and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities of the Company that are substantially similar to the shares of Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any substantially similar securities (other than pursuant to employee stock option or stock purchase plans existing on or on the conversion or exchange of convertible or exchangeable securities outstanding on the date of this Prospectus), without the prior written consent of the representatives of the Underwriters, except for the shares of Common Stock offered in connection with the Offering and issuances of capital stock by the Company in connection with potential future acquisitions provided that the shares issuable pursuant to any such acquisitions shall not be transferrable prior to the end of the 180 day period. See "Shares Eligible for Future Sale".

     Prior to this Offering, there has been no public market for the shares. The initial public offering price was negotiated among the Company, the Selling Stockholders and the representatives of the Underwriters. Among the factors was considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, was the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The Common Stock has been approved for listing, subject to notice of issuance, on the New York Stock Exchange under the symbol "HC". In order to meet one of the requirements for listing the Common Stock on the New York Stock Exchange, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Act.

================================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                           --------------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     1
Risk Factors..........................     7
The Company...........................    12
Use of Proceeds.......................    13
Dividend Policy.......................    13
Capitalization........................    14
Dilution..............................    15
Selected Historical Financial
  Information.........................    16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    18
Business..............................    24
Management............................    34
Executive Compensation................    37
Stock Option and Purchase Plans.......    38
Certain Transactions..................    39
Principal and Selling Stockholders....    42
Description of Capital Stock..........    43
Shares Eligible for Future Sale.......    45
Validity of Common Stock..............    47
Experts...............................    47
Additional Information................    47
Index to Financial Statements.........   F-1
Underwriting..........................   U-1

        THROUGH AND INCLUDING JULY 25, 1997 (THE 25TH DAY AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================

================================================================================

                                6,613,494 SHARES

                               HANOVER COMPRESSOR
                                    COMPANY

                                  COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)

                -----------------------------------------------

                                 [HANOVER LOGO]

                -----------------------------------------------

                              GOLDMAN, SACHS & CO.

                           CREDIT SUISSE FIRST BOSTON

                              SALOMON BROTHERS INC

                      REPRESENTATIVES OF THE UNDERWRITERS
================================================================================